02024161

P.E. 12/31/01

MAR 2 1 2002

2001 ANNUAL REPORT

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

AMERISERV FINANCIAL, INC.

A STRONG FOUNDATION TO BUILD ON

7.5"



AMERISERV FINANCIAL, INC.

Growth, diversification and expansion are our next steps as we execute an AmeriServ Financial, Inc. blueprint for success. We are building upon a solid foundation in 2002. Actions from 2000 and 2001 have prepared our Company to build share of market and share of wallet, engineer geographic diversification and expansion, grow and diversify our income, and penetrate our unique union marketing niche. We eagerly enter 2002, with a cautiously optimistic outlook and explicit performance improvement goals. Our exacting blueprint is always at hand, and we invite you to witness and share in our bright future as it unfolds beginning in 2002.

CONTENTS

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AMERISERV FINANCIAL, INC.

CHAIRMAN'S LETTER TO THE SHAREHOLDER

Dear Fellow Shareholder:

Our Company, AmeriServ Financial, Inc., is fundamentally sound, properly positioned for growth, and yielding a robust quarterly common stock cash dividend. For the past two years, 2000 and 2001, we have forged a strong foundation to build on as we transitioned our Company into a disciplined full service financial institution driven to improve total shareholder return and customer satisfaction while expanding our unique union niche. Our exacting blueprint for sustained improvement diagrams tactics in four key areas:

- growth in share of market and share of wallet;
- geographic diversification and expansion;
- income growth and diversification;
- pursuit of our unique union niche.

As we boldly and enthusiastically enter 2002, we have the strategic plans, infrastructure, and people in position to reach, and then sustain, an optimal return on equity between 13% and 14%, accompanied by 98% customer satisfaction. These optimal performance targets are intermediate goals, and in 2002 we will demonstrate measurable progress towards each of them.

2001 ACCOMPLISHMENTS

In 2001 we focused a great deal of energy, as well as out-of-pocket expense, in building the foundation of our infrastructure that is necessary for future growth. Projects successfully completed last year include full implementation of a customer relationship management program known as "CRM", introduction of a world-class Internet banking website, completion of state-of-the-art teller and platform customer service automation, and the opening of three new offices in State College, Harrisburg, and Pittsburgh. This infrastructure lays a strong foundation for the growth that we expect from our Company in 2002 and beyond.

Our three core business segments — lending, retail branch banking, and trust and financial services — all demonstrated strong return on equity ("ROE") performance in 2001. All lending units reported a 2001 ROE of 9.3%, representing a strong rebound from 2000's 7.6% and very similar to the 1998-2000 three year average of 9.6%. Trust and financial services earned a commendable 2001 ROE of 28.2%; while off from the 1998-2000 three-year average of 33.7%, still a strong performance. Our greatest improvement in core business segment profitability occurred in the retail branch banking area, where ROE improved for the second consecutive year. Retail branch banking achieved an ROE of 13.1% in 2001, considerably higher than the 1998-2000 three year average ROE of 9.1%. The 2001 gain on the sale of our Coalport Office was excluded from this ROE performance. These core business segments demonstrate the improving trends at our Company and our fundamental soundness. During 2000 and 2001, unfortunately but understandably, these core business improvements have been somewhat masked by the large expenses associated with the spin-off of Three Rivers Bank, the building of our infrastructure, the required structural strengthening at Standard Mortgage Corporation of Georgia, and interest rate risk management in a declining interest rate environment and recessionary economy.

Despite these economic challenges, we set a record in retail residential mortgage origination last year. In 2001 we originated over 1,000 retail residential mortgage loans for $108 million, compared with just $44 million in 2000. Refinance activity represented just a third of our 2001 volume. This exponential growth occurred last year with the addition of only half of a full-time employee. This performance dramatically demonstrates the efficiency and economy of scale honed by our retail mortgage origination operation. It also reflects the strong market penetration that AmeriServ now has in this business segment in State College and Altoona, two new markets that together accounted for 40% of the mortgage dollars originated in 2001. Our success in these new Central Pennsylvania markets resoundingly supports our entrepreneurial growth decisions in 2001.

We also were very aggressive and successful in acquiring new customers during 2001. This new customer acquisition was driven by creative, value-added marketing programs. Last year, we attracted 2,600 new customer relationships representing a very significant 5% growth rate. This impressive growth brought with it $9.4 million in new deposits and approximately $3 million in new consumer loans and lines of credit. A variety of marketing promotions fueled this new customer acquisition. An AmeriServ plush bear give away enticed customers to open a new account while providing the opportunity to market our name change. Under the umbrella of the "broken promises" campaign associated with a major competitor's sellout to an out of state bank, new checking account customers received $25. Another promotion offered customers the convenience of no fee checking. In response to the tragic September 11 plane crash in Shanksville, PA, a patriotic certificate of deposit promotion not only brought new deposits and customer relationships, but enabled our Company to donate almost $5,000 to the Shanksville Volunteer Fire Department located within our Somerset County marketplace. A holiday music CD give away for opening new accounts brought beautiful music to the year's end along with more new deposits and customers.

To test the staying power of growth from these marketing promotions, we measure our new customer retention rate six months after each promotion. I'm pleased to report that our six-month retention rate is 98%. We're not only successful in acquiring new customers, we're successful as well in retaining them after the promotional give aways have ended.

Our Customer Relationship Management system provides detailed information about our total customer base. We closely monitor the activity and changes within our most profitable customer tier. These most profitable customers, who at year-end 2001 numbered approximately 1,300 or 2.5% of our total customer base, generate almost 88% of our Company's total net income. During 2001 we grew this customer tier by 2.2% through new customer acquisition and by a robust 27.3% through net upward migration of existing customers by effectively cross-selling and gaining greater share of wallet. Slightly offsetting this successful growth in 2001 were the loss of certain most profitable customers by death (5.0%) and closed relationships (5.4%). Closed relationships occur for many reasons including customers moving out of the area, loan pay-offs, and price dissatisfaction. Still, we are most pleased with our exemplary 19.1% net growth of our most profitable customer tier during 2001.

During 2001 usage of our alternative delivery systems ("ADS") increased significantly with transaction volume up 40% compared with the previous year. Alternative delivery systems include our telephone banking system, PC banking, our six-day-a-week call center, as well as our ATM network. During the first six months after introducing our world-class Internet banking website, we acquired 1,045 new and active users. Through our ADS, we also booked 329 consumer loans last year for a volume of $3.2 million in new loan origination. We continue to build the volume of transactional activity through our alternative delivery systems.

Through teamwork and improved business processes, AmeriServ employees significantly reduced the amount of time it takes to resolve a customer concern. In 2000 the average time to resolve a customer concern was three days. Today I'm proud to report that we have achieved our goal and customer concerns are now resolved within the same business day, a key to improving customer satisfaction, customer retention, and, of course, customer loyalty.

In 2001 we surveyed our most profitable retail banking customers. Using statistically valid survey methodology, including anonymous survey responses mailed directly to an independent tabulation firm, we achieved an exceptional 37% response rate compared with national averages of 5% to 8%. Our Company's "top box satisfaction", standard survey language for the highest degree of customer satisfaction, was 62%, which compares favorably to the national average across all industries of 55%. Customers at this highest level of satisfaction are more loyal, less price sensitive, more likely to grow their share of wallet with the Company, and much more inclined to refer friends. With 96% of our most profitable retail banking customers indicating either "top box" satisfaction or the second level of "satisfied", we have nearly achieved our intermediate goal of 98%. Rating our service compared to the competition, AmeriServ customers rated us as "significantly better than the competition" in convenience (53%), quality (42%), and value (38%). I am proud of these measurable results as we differentiate ourselves from the competition by our market leading service quality and convenience.

On an aggregate basis our three new offices opened in 2001, State College, Harrisburg, and Pittsburgh, are performing better than originally forecast. From these branches we've originated retail and small business loans in excess of $5.5 million and acquired deposits in excess of $16 million. Our State College presence today earns a return on equity of 6.7%. We're very pleased with the early returns and performance of these new branches.

We also executed last year, with the assistance of Kirchman Corporation of Florida, a program called "Getting Better Quicker". Getting Better Quicker was an efficiency and process review of all of our internal workflow procedures. Kirchman Corporation has extensive bank consulting experience across the country. From the Getting

Better Quicker review, 18 ideas were identified and approved for enhancing our efficiency and productivity. The estimated recurrent annual benefit, on a fully phased in after-tax basis, is approximately $250,000. Although the benefit is less than either Kirchman or AmeriServ expected, it provides independent validation that our general processes at AmeriServ are very efficient. We are pleased to recognize the recurrent after-tax benefits of $250,000 in 2002 and beyond. And we're also pleased that an independent analyst has confirmed that our processes today are highly efficient.

2002 EXPECTATIONS

Now I'd like to focus on 2002 to provide some insights about the planned direction AmeriServ Financial is moving in over the next 12 months. As I stated to you earlier, our Company invested significant resources in new technologies and improvements in existing technologies. Consumers demand new and improved products and services that adapt to their changing needs.

We believe that the investments made in 2001 have equipped our employees to better serve our customers, offer enhanced convenience, introduce new product lines, and penetrate new geographic and demographic markets. The investments in our infrastructure in 2001 will enable us to optimize our performance this year and meet the challenge to position our Company as the "financial institution of choice" among consumers in both the traditional and new markets we serve.

The projected 2002 earnings growth is only the first leg of the journey towards our optimal return on equity performance of 13% to 14%. Our performance in 2002 will be accomplished with both revenue growth and diligent cost controls. We will execute strategies to achieve our growth and revenue targets in an effective and efficient manner. The infrastructure investments made during 2001 will be used efficiently, and there are very few new initiatives budgeted for this year.

Our loan loss reserve will continue to be strengthened to cover non-performing assets as needed. The monthly provision will be increased given the nation's economic recession and our preference to build the unallocated portion of the reserve. The improvement to earnings and the projected cash position of the parent company will allow the continuation of our current strong dividend payout to you.

Deposit growth is a key focus in 2002. Promistar Financial, a bank with an historically similar share of market as our own in Cambria County, was acquired by FNB of Naples, Florida. This not only means that our primary competitor is no longer locally owned and controlled, but it will also result in the unfortunate loss of more than 200 jobs locally in Cambria County. This provides our Company with a unique and rare opportunity to acquire additional deposit dollars from many disgruntled Promistar customers and dismayed former Promistar employees. We will continue to run our strategically focused ad campaigns to capture additional Promistar business.

We also will provide target prospects with tangible reasons and incentives, within the context of our convenience and quality service positions, to become new customers of AmeriServ Financial. Among the elements of this campaign will be a free checking account promotion, a bounce proof overdraft privilege on all checking accounts, and a special Seven Springs weekend offer for new customers opening a checking account with us. Seven Springs is a local resort located in Somerset County. The weekend give away promotion has just begun, and the initial results are overwhelmingly favorable. In just the first six weeks of this 2002 promotion we have acquired 750 new customers and slightly more than $850,000 in checking account deposits.

This year we also will begin a revenue sharing program for successful union referrals. A preferred package of financial products and services will be developed and marketed directly to unions and union members. This package will be positioned as being uniquely designed and administered by a union bank to serve the financial needs of working union people in Pennsylvania and throughout the country.

Our Company will continue to diversify its services through the development and extensive marketing of a package of products and discounted services for small business customers. This will assist us in attracting, retaining, and increasing the profitability of small business relationships. All AmeriServ employees will participate in a customized training program to acquire necessary product knowledge. Third-party contracts continue to be negotiated to provide small business customers access to discounted services such as the purchase of business forms and checks, the use of a travel agency, and access to cellular telephone service. In addition to attracting new business, this initiative will help diversify our sources of fee income while contributing to a greater level of profitability.

We will implement a guaranteed turn around program for consumer loans. To be marketed as "Got a minute, Get a loan", the program guarantees that we will meet promised approval times better than our competition with a loan decision in just sixty seconds. Should we fail to meet this guaranteed turn around time, we would pay $50 towards the customer's first month loan payment. Our credit scoring technology, which is already in place at all of our branch locations and the call center, will facilitate this process, ensure a guaranteed turn around time that is the best in our market, and ensure that we pay few penalties under the guarantee program. This program will provide our customers with a service advantage that demonstrates and reinforces our continuing commitment to market leading convenience.

Our customer relationship management program will continue to develop products and services targeted for our most profitable customers. A membership drive will be conducted to market our new AmeriServ Preferred to these customers. AmeriServ Preferred is a value-added membership program for our best customers that will offer discounted life-style services, as well as gift certificates and invitations to special sporting and cultural events within our marketplace. It is our way of retaining the loyalty of this customer group, increasing our share of wallet with them, and, of course, keeping them very satisfied.

AmeriServ Mortgage Company will develop a better presence on our financial website as a means to generate additional retail mortgage loan growth during 2002. This will also enhance our ability to deliver our retail mortgage products by using alternative distribution channels, which are not only more cost effective for us but more convenient for our customers as well.

This year we'll also begin to offer trust customers a proprietary high-yield fixed-income trading program. This internally developed program uses a momentum based buy/sell strategy for low quality, high-yield bond funds. This program has outperformed both a "buy and hold" approach and the S&P 500 Index since tracking began 5½ years ago. Ready for introduction, this program will be specifically targeted and marketed to institutional investors, giving us another way to access these customers and obtain greater share of wallet.

Also in the trust area we will initiate an alliance this year that will bring a national presence to our Company for our specialty union funds. These are the funds that you know as the ERECT and BUILD funds, which take union controlled pension moneys and invest them in either an equity or a debt position in new commercial construction. Our current ERECT and BUILD funds now have $160 million under management and operate in Pennsylvania, Indiana, Ohio, Michigan, and West Virginia. This proven product platform, which has generated over 3.1 million hours of work and a payroll of $85 million for union craftsmen, will be expanded nationally through an alliance partner with whom we have already begun to successfully work.

Total non-interest expense is projected to decline this year. This reflects your management's strategic approach of pursuing optimal use of the infrastructure investments made last year. The strategies to achieve our growth and revenue targets will be executed in an efficient manner with cost control always an essential focal point. Total salaries are expected to increase by approximately 2.7% this year, which is anticipated to be less than peer and is reflective of the recessionary economy. To ensure employee alignment with shareholder and customer interests, our Board of Directors approved an "at-risk" cash and stock bonus program for 2002 for approximately forty of the Company's employees. Any payout from this program requires targets to be met or exceeded in ROE, total shareholder return, and customer satisfaction.

We also expect our efficiency ratio, defined as non-interest expense divided by total revenues, to improve in 2002 and to display a favorable declining trend throughout the year. We know this is an important area where we have not been strong historically, and we have every expectation that you will see significant improvement this year. Our employee levels will be essentially flat during 2002. This commitment to control the level of full-time equivalent employees is again reflective of our diligent cost control measures and the efficient levering of the infrastructure improvements made last year by our Company.

As we go forward, the key challenge is really the economy. When will this recession end? When will layoffs slow down? And when will job growth return, both nationally and within our own markets? When will interest rates stabilize? When will rates reverse course and actually begin to slowly climb again? We assume in our plans and our forecasts that these questions are each answered the same way: approximately mid-year 2002. Should our assumptions be too optimistic and the true answer is not this year but later, we, like many companies, will be negatively impacted to a degree. Our loan growth will be slower than currently anticipated. Our loan delinquency and net charge-offs could rise above currently expected levels. And the value of our mortgage servicing rights may be further impaired. We have contingency plans in place for this more negative economy. If necessary, these plans would be swiftly executed and would mitigate some, but certainly not all, of the negative impact.

We are cautiously optimistic. We believe our earnings growth expectations for our Company are sound and you have every reason to have confidence in them. We also are equally confident about the turn around of the American economy.

All of this having been said, we remain strongly committed to maintaining our annual cash dividend at the current rate of 36¢ per share. We remain strongly committed to our previously announced earnings range of 36¢ to 38¢ net income per share and of 45¢ to 47¢ cash net income per share in 2002.

We remain firmly committed to cost-effective growth and diversification, as well as the pursuit of our unique union niche. All of our efforts this year, and for the foreseeable future, will be to accomplish what we have set out in our Board of Director approved five-year strategic plan, which was fully updated in the Fall of 2001.

This five-year strategic plan, with the first year being 2002, emphasizes four key areas: growth in share of market and share of wallet; geographic diversification and expansion; income growth and diversification; and great expectations of success in pursuing our union niche strategy which is differentiating us from every other bank in the country. I have personally communicated this plan to each employee in small group meetings throughout the latter part of last year and early this year. Our employees understand our five-year plan and our direction, and they endorse and embrace it. They are working hard with our management team to make the plan a reality.

CONCLUSION

So I end my letter to you, fellow shareholders, with cautious optimism about 2002. We have in place today the strategic plans, the infrastructure, the people, and all the necessary commitments to bring the success to our Company that you deserve and that we have anticipated for some time. This year will give you strong reasons to believe in our plans, and you will begin to clearly see the fruits of our actions in very tangible ways.

I thank you for your continued support and interest in our Company. With my deepest appreciation and gratitude to our customers, shareholders, and employees, from whom all of our success originates, I am,

Respectfully yours,

Orlando B. Hanselman

Orlando B. Hanselman Chairman, President, and CEO
ohanselman@ameriservfinancial.com
February 22, 2002

AMERISERV FINANCIAL, INC. SERVICE AREA



MN
WI
MI
NY
PA
NJ
DE
MD
DC
IL
IN
OH
WV
VA
KY
CA
AZ
AR
SC
GA
MS
AL
TX
FL

AMERISERV FINANCIAL
A full financial services presence in seven Pennsylvania counties.

STANDARD MORTGAGE CORPORATION OF GEORGIA
Residential Mortgage servicer.
GA

AMERISERV LEASING
Commercial leasing services.
AL, AR, CA, DE, FL, IL, IN, KY, MD, MI, MN, MS, NJ, NY, OH, PA, SC, TX, VA, WV, WI, and Washington D.C.

AMERISERV ASSOCIATES, INC.
Investment consultant for the financial industry.
MI, OH, and PA

ERECT and BUILD FUND Operations
Trust management of union controlled pension fund assets.
IN, MI, OH, PA and WV

AMERISERV LIFE INSURANCE COMPANY
Life, accident and health insurance for personal loans.
AZ and PA

Pennsylvania counties served by AmeriServ Financial, Inc. affiliates

Key

- □ AmeriServ Financial Offices
- ☆ AmeriServ Financial Loan Store
- ○ AmeriServ Associates, Inc.
- △ Red Eagle Associates
- ▯ AmeriServ Mortgage Company
- ✪ AmeriServ Trust & Financial Services Company
- ▽ AmeriServ Financial Union Specialty Office
- ◇ Mt. Nittany Mortgage



CENTRE
State College
ALLEGHENY
Pittsburgh
Greensburg
WESTMORELAND
CAMBRIA
Altoona
BLAIR
DAUPHIN
Harrisburg
Johnstown
four offices
SOMERSET



FINANCIAL STATEMENTS

AMERISERV FINANCIAL, INC.

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AMERISERV FINANCIAL, INC.

CONSOLIDATED BALANCE SHEET

At December 31	2001	2000
	(In thousands)	
ASSETS		
Cash and due from banks	$ 28,461	$ 35,109
Interest bearing deposits	660	763
Investment securities:		
Available for sale	498,626	550,232
Loans held for sale	6,180	9,637
Loans	600,920	588,646
Less: Unearned income	7,619	8,012
Allowance for loan losses	5,830	5,936
Net loans	587,471	574,698
Premises and equipment	13,466	13,530
Accrued income receivable	6,667	8,593
Mortgage servicing rights	7,828	9,911
Goodwill and core deposit intangibles	17,326	20,058
Bank owned life insurance	27,289	26,042
Other assets	4,885	5,688
TOTAL ASSETS	$1,198,859	$1,254,261
LIABILITIES		
Non-interest bearing deposits	$ 94,891	$ 89,057
Interest bearing deposits	581,455	570,007
Total deposits	676,346	659,064
Federal funds purchased and securities sold under agreements to repurchase	6,667	8,096
Other short-term borrowings	6,187	42,989
Advances from Federal Home Loan Bank	377,311	413,351
Guaranteed junior subordinated deferrable interest debentures	34,500	34,500
Long-term debt	—	1,644
Total borrowed funds	424,665	500,580
Other liabilities	18,358	16,210
TOTAL LIABILITIES	1,119,369	1,175,854
Commitments and contingent liabilities (Note #16)		
STOCKHOLDERS' EQUITY		
Preferred stock, no par value; 2,000,000 shares authorized; there were no shares issued and outstanding on December 31, 2001, and 2000	—	—
Common stock, par value $2.50 per share; 24,000,000 shares authorized; 17,733,330 shares issued and 13,642,411 outstanding on December 31, 2001; 17,542,724 shares issued and 13,451,805 shares outstanding on December 31, 2000	44,333	43,857
Treasury stock at cost, 4,090,919 shares on December 31, 2001 and 2000	(65,824)	(65,824)
Surplus	66,423	66,016
Retained earnings	35,329	38,238
Accumulated other comprehensive (loss) income	(771)	(3,880)
TOTAL STOCKHOLDERS' EQUITY	79,490	78,407
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,198,859	$1,254,261

See accompanying notes to consolidated financial statements.

AMERISERV FINANCIAL, INC.

CONSOLIDATED STATEMENT OF INCOME

Year ended December 31		2001	2000	1999
		(In thousands, except per share data)		
INTEREST INCOME	Interest and fees on loans:			
	Taxable	$43,076	$ 57,434	$ 84,585
	Tax exempt	1,810	2,339	2,250
	Deposits with banks	552	212	121
	Federal funds sold and securities purchased under agreements to resell	32	70	—
	Investment securities:			
	Available for sale	36,189	47,243	46,506
	Held to maturity	—	—	31,726
	Total Interest Income	81,659	107,298	165,188
INTEREST EXPENSE				
	Deposits	21,542	29,269	41,150
	Federal funds purchased and securities sold under agreements to repurchase	132	1,600	3,438
	Other short-term borrowings	1,818	5,258	7,599
	Advances from Federal Home Loan Bank	26,961	30,608	43,946
	Guaranteed junior subordinated deferrable interest debentures	2,960	2,960	2,960
	Long-term debt	48	144	411
	Total Interest Expense	53,461	69,839	99,504
	Net Interest Income	28,198	37,459	65,684
	Provision for loan losses	1,350	2,096	1,900
	Net Interest Income after Provision for Loan Losses	26,848	35,363	63,784
NON-INTEREST INCOME				
	Trust fees	4,759	5,058	4,883
	Net gains on loans held for sale	718	1,764	4,645
	Net realized gains (losses) on investment securities	1,913	(952)	436
	Wholesale cash processing fees	—	120	603
	Service charges on deposit accounts	2,175	2,222	3,563
	Net mortgage servicing fees	349	854	789
	Bank owned life insurance	1,247	1,308	1,668
	Gain on sale of branch	1,396	—	540
	Other income	5,518	6,235	7,247
	Total Non-Interest Income	18,075	16,609	24,374
NON-INTEREST EXPENSE				
	Salaries and employee benefits	19,585	23,305	32,091
	Net occupancy expense	2,758	3,415	4,602
	Equipment expense	2,940	3,549	4,211
	Professional fees	2,936	2,831	3,332
	Supplies, postage, and freight	1,550	1,856	2,718
	Miscellaneous taxes and insurance	1,482	1,545	1,810
	FDIC deposit insurance expense	122	162	272
	Amortization of goodwill and core deposit intangibles	2,732	2,858	3,135
	Impairment charge (credit) for mortgage servicing rights	2,510	339	(776)
	Spin-off costs	—	2,552	—
	Wholesale mortgage production exit costs	(274)	1,498	—
	Other expense	6,195	7,824	9,420
	Total Non-Interest Expense	$42,536	$ 51,734	$ 60,815

(continued on next page)

See accompanying notes to consolidated financial statements.

AMERISERV FINANCIAL, INC.

CONSOLIDATED STATEMENT OF INCOME (CONTINUED)

Year ended December 31	2001	2000	1999
INCOME BEFORE INCOME TAXES	$ 2,387	$ 238	$ 27,343
Provision (benefit) for income taxes	412	(1,478)	6,922
NET INCOME	$ 1,975	$ 1,716	$ 20,421
PER COMMON SHARE DATA:			
Basic:			
Net income	$ 0.15	$ 0.13	$ 1.53
Average number of shares outstanding	13,566,712	13,370,426	13,340,204
Diluted:			
Net income	$ 0.15	$ 0.13	$ 1.52
Average number of shares outstanding	13,570,214	13,373,560	13,451,166
Cash dividends declared	$ 0.36	$ 0.42	$ 0.59

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended December 31	2001	2000	1999
COMPREHENSIVE INCOME		*(In thousands)*	
Net income	$ 1,975	$ 1,716	$ 20,421
Other comprehensive income, before tax:			
Gains on cashflow hedges arising during period	329	—	—
Unrealized holding gains (losses) arising during period	7,831	18,933	(50,124)
Less: reclassification adjustment for gains (losses) included in net income	1,913	(952)	436
Other comprehensive income (loss), before tax:	6,247	19,885	(50,560)
Income tax expense (credit) related to items of other comprehensive income	2,124	5,767	(12,802)
Other comprehensive income (loss), net of tax	4,123	14,118	(37,758)
Cumulative effect of change in accounting principle, net of tax	(1,014)	—	—
Comprehensive income (loss)	$ 5,084	$15,834	$(17,337)

See accompanying notes to consolidated financial statements.

AMERISERV FINANCIAL, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31		2001	2000	1999
			(In thousands)	
PREFERRED STOCK				
	Balance at beginning of period	$ —	$ —	$ —
	Balance at end of period	—	—	—
COMMON STOCK				
	Balance at beginning of period	43,857	43,476	43,375
	Stock options exercised/new shares issued	476	381	101
	Balance at end of period	44,333	43,857	43,476
TREASURY STOCK				
	Balance at beginning of period	(65,824)	(65,725)	(61,521)
	Treasury stock, at cost	—	(99)	(4,204)
	Balance at end of period	(65,824)	(65,824)	(65,725)
CAPITAL SURPLUS				
	Balance at beginning of period	66,016	65,686	65,495
	Stock options exercised/new shares issued	407	330	191
	Balance at end of period	66,423	66,016	65,686
RETAINED EARNINGS				
	Balance at beginning of period	38,238	104,294	91,737
	Net income	1,975	1,716	20,421
	Spin-off of Three Rivers Bank	—	(62,156)	—
	Cash dividends declared	(4,884)	(5,616)	(7,864)
	Balance at end of period	35,329	38,238	104,294
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)				
	Balance at beginning of period	(3,880)	(35,174)	2,584
	Spin-off of Three Rivers Bank	—	17,176	—
	Cumulative effect of change in accounting principle, net of tax	(1,014)	—	—
	Other comprehensive income(loss), net of tax	4,123	14,118	(37,758)
	Balance at end of period	(771)	(3,880)	(35,174)
	TOTAL STOCKHOLDERS' EQUITY	$ 79,490	$ 78,407	$112,557

See accompanying notes to consolidated financial statements.

AMERISERV FINANCIAL, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31	2001	2000	1999
OPERATING ACTIVITIES		*(In thousands)*	
Net income	$ 1,975	$ 1,716	$ 20,421
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,350	2,096	1,900
Depreciation and amortization expense	1,775	2,248	2,656
Amortization expense of goodwill and core deposit intangibles	2,732	2,858	3,135
Amortization expense of mortgage servicing rights	1,562	1,747	2,618
Impairment charge (credit) for mortgage servicing rights	2,510	339	(776)
Net amortization of investment securities	2,217	527	152
Net realized (gains) losses on investment securities	(1,913)	952	(436)
Net realized gains on loans held for sale	(718)	(1,764)	(4,645)
Origination of mortgage loans held for sale	(88,118)	(191,749)	(403,673)
Sales of mortgage loans held for sale	90,224	220,346	426,240
Decrease in accrued income receivable	1,926	1,251	500
Increase (decrease) in accrued expense payable	(1,443)	(112)	1,918
Net cash provided by operating activities	14,079	40,455	50,010
INVESTING ACTIVITIES			
Purchase of investment securities and other short-term investments — available for sale	(612,485)	(142,560)	(394,195)
Purchase of investment securities and other short-term investments — held to maturity	—	—	(104,527)
Proceeds from maturities of investment securities and other short-term investments — available for sale	208,683	104,682	93,650
Proceeds from maturities of investment securities and other short-term investments — held to maturity	—	—	99,949
Proceeds from sales of investment securities and other short-term investments — available for sale	461,119	242,664	212,461
Proceeds from sales of investment securities and other short-term investments — held to maturity	—	—	15,959
Long-term loans originated	(138,366)	(129,016)	(414,016)
Loans held for sale	(6,180)	(9,637)	(21,753)
Principal collected on long-term loans	158,397	145,087	362,168
Loans purchased or participated	(28,385)	(21,441)	(9,743)
Loans sold or participated	3,728	4,729	18,366
Net (increase) decrease in credit card receivables and other short-term loans	(1,248)	6,116	15,298
Purchases of premises and equipment	(2,427)	(3,610)	(3,861)
Sale/retirement of premises and equipment	716	1,559	288
Net decrease in assets held in trust for collateralized mortgage obligation	—	1,726	1,117
Decrease (increase) in mortgage servicing rights	(1,989)	1,513	845
Net increase in other assets	(3,350)	(14,659)	(11,341)
Net cash provided (used) by investing activities	$ 38,213	$ 187,153	$(139,335)

(continued on next page)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

Year ended December 31	2001	2000	1999
FINANCING ACTIVITIES		*(In thousands)*	
Proceeds from sales of certificates of deposit	$ 177,631	$ 225,346	$ 487,877
Payments for maturing certificates of deposit	(173,111)	(228,771)	(467,790)
Net increase in demand and savings deposits	12,762	11,446	34,563
Net decrease in federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings	(38,231)	(6,842)	(129,165)
Net principal (repayments) borrowings on advances from Federal Home Loan Bank	(36,040)	(223,772)	204,608
Repayments of long-term debt	(1,644)	(3,297)	(2,171)
Common stock dividends paid	(4,884)	(5,616)	(8,673)
Guaranteed junior subordinated deferrable interest debenture dividends paid	(2,916)	(2,916)	(2,916)
Proceeds from dividend reinvestment and stock purchase plan and stock options exercised	883	711	292
Purchases of treasury stock	—	(99)	(4,204)
Net increase (decrease) in other liabilities	6,507	3,619	(6,602)
Net cash (used) provided by financing activities	(59,043)	(230,191)	105,819
NET (DECREASE) INCREASE IN CASH EQUIVALENTS	(6,751)	(2,583)	16,494
NET TRANSFER TO THREE RIVERS BANK	—	(16,979)	—
CASH EQUIVALENTS AT JANUARY 1	35,872	55,434	38,940
CASH EQUIVALENTS AT DECEMBER 31	$ 29,121	$ 35,872	$ 55,434

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

At and For the Years Ended December 31, 2001, 2000 and 1999

1. *Summary of Significant Accounting Policies*

Business and Nature of Operations:

AmeriServ Financial, Inc. (the Company) is a financial holding company (pursuant to the Gramm-Leach-Bliley Act), headquartered in Johnstown, Pennsylvania. Through its banking subsidiary the Company operates 24 banking locations in seven Pennsylvania counties. These offices provide a full range of consumer, mortgage, commercial, and trust financial products.

Principles of Consolidation:

On April 24, 2001, at the annual shareholders' meeting USBANCORP, Inc. announced that it has changed its name effective May 7, 2001, to AmeriServ Financial, Inc. The consolidated financial statements include the accounts of AmeriServ Financial, Inc. (the Company) and its wholly-owned subsidiaries, AmeriServ Financial Bank (the Bank), AmeriServ Trust and Financial Services Company (Trust Company), AmeriServ Associates, Inc., (AmeriServ Associates) and AmeriServ Life Insurance Company (AmeriServ Life). The Bank is a state-chartered full service bank with 24 locations in Pennsylvania. The Trust Company offers a complete range of trust and financial services and has $1.2 billion in assets under management. The Trust Company also offers the ERECT and BUILD Funds which are collective investment funds for trade union controlled pension fund assets. In the fourth quarter of 2001 Standard Mortgage Corporation of Georgia (SMC) was sold by the Company to the Bank. SMC is a mortgage banking company whose business includes the servicing of mortgage loans. AmeriServ Associates, based in State College, is a registered investment advisory firm that provides investment portfolio and asset/liability management services to small and mid-sized financial institutions. AmeriServ Life is a captive insurance company that engages in underwriting as a reinsurer of credit life and disability insurance.

On April 1, 2000, the Company successfully completed the tax-free spin-off of its Pittsburgh based Three Rivers Bank (TRB) subsidiary to its shareholders. (See Note #25.) To facilitate an orderly transition, the Company and Three Rivers Bank entered into a Services Agreement whereby the Company is continuing to provide certain services such as asset/liability management on an outsourced basis to Three Rivers Bank. The cost and related expense associated with providing these services is being paid by Three Rivers Bank at a fair market value rate.

Intercompany accounts and transactions have been eliminated in preparing the consolidated financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from these estimates. The Company's most significant estimate is the allowance for loan losses.

Investment Securities:

Securities are classified at the time of purchase as investment securities held to maturity if it is management's intent and the Company has the ability to hold the securities until maturity. These held to maturity securities are carried on the Company's books at cost, adjusted for amortization of premium and accretion of discount which is computed using the level yield method which approximates the effective interest method. Alternatively, securities are classified as available for sale if it is management's intent at the time of purchase to hold the securities for an indefinite period of time and/or to use the securities as part of the Company's asset/liability management strategy. Securities classified as available for sale include securities which may be sold to effectively manage interest rate risk exposure, prepayment risk, and other factors (such as liquidity requirements). These available for sale securities are reported at fair value with unrealized aggregate appreciation (depreciation) excluded from income and credited (charged) to accumulated other comprehensive income within stockholders' equity on a net of tax basis. Any security classified as trading assets are reported at fair value with unrealized aggregate appreciation (depreciation) included in current income on a net of tax basis. The Company presently does not engage in trading activity. Realized gain or loss on securities sold was computed upon the adjusted cost of the specific securities sold.

Loans:

Interest income is recognized using methods which approximate a level yield related to principal amounts outstanding. The Company's subsidiaries discontinue the accrual of interest income when loans, except for loans that are insured for credit loss, become 90 days past due in either principal or interest. In addition, if circumstances warrant, the accrual of interest may be discontinued prior to 90 days. In all cases, payments received on non-accrual loans are credited to principal until full recovery of principal has been recognized; it is only after full recovery of principal that any additional payments received are recognized as interest income. The only exception to this policy is for residential mortgage loans wherein interest income is recognized on a cash basis as payments are received. A non-accrual commercial loan is placed on accrual status after becoming current and remaining current for twelve consecutive payments. Residential mortgage loans are placed on accrual status upon becoming current.

Loan Fees:

Loan origination and commitment fees, net of associated direct costs, are deferred and amortized into interest and fees on loans over the loan or commitment period. Fee amortization is determined by the effective interest method.

Mortgage Loans Held for Sale:

Newly originated fixed-rate residential mortgage loans are classified as held for sale, if it is management's intent to sell these residential mortgage loans. The residential mortgage loans held for sale are carried at the lower of aggregate cost or market value.

Premises and Equipment:

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the premises and equipment using the straight-line method. Useful lives of up to 45 years for buildings and up to 12 years for equipment are utilized. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases or useful lives of the improvements, whichever is shorter. Maintenance, repairs, and minor alterations are charged to current operations as expenditures are incurred.

Allowance for Loan Losses and Charge-Off Procedures:

As a financial institution which assumes lending and credit risks as a principal element of its business, the Company anticipates that credit losses will be experienced in the normal course of business. Accordingly, the Company consistently applies a comprehensive methodology and procedural discipline to perform an analysis which is updated on a quarterly basis at the Bank level to determine both the adequacy of the allowance for loan losses and the necessary provision for loan losses to be charged against earnings. This methodology includes:

— A detailed review of all criticized and impaired loans to determine if any specific reserve allocations are required on an individual loan basis. The specific reserve established for these criticized and impaired loans is based on careful analysis of the loan's performance, the related collateral value, cash flow considerations and the financial capability of any guarantor.

— The application of formula driven reserve allocations for all commercial and commercial real-estate loans are calculated by using a three-year migration analysis of net losses incurred within each risk grade for the entire commercial loan portfolio. The difference between estimated and actual losses is reconciled through the dynamic nature of the migration analysis.

— The application of formula driven reserve allocations to installment and mortgage loans which are based upon historical charge-off experience for those loan types. The residential mortgage loan allocation is based upon the Company's five-year historical average of actual loan charge-offs experienced in that category. The same methodology is used to determine the allocation for consumer loans except the allocation is based upon an average of the most recent actual three-year historical charge-off experience for consumer loans.

— The application of formula driven reserve allocations to all outstanding loans and certain unfunded commitments is based upon review of historical losses and qualitative factors, which include but are not limited to, economic trends, delinquencies, concentrations of credit, trends in loan volume, experience and depth of management, examination and audit results, effects of any changes in lending policies and trends in policy exceptions.

— The maintenance of a general unallocated reserve to accommodate inherent risk in the Company's portfolio that is not identified through the Company's specific loan and portfolio segment reviews discussed above. Management recognizes that there may be events or economic factors that have occurred affecting specific borrowers or segments of borrowers that may not yet be fully reflected in the information that the Company uses for arriving at reserves for a specific loan or portfolio segment. Therefore, the Company and its Board of Directors believe a general unallocated reserve is needed to recognize the estimation risk associated with the specific and formula driven allowances. In conjunction with the establishment of the general unallocated reserve, the Company also looks at the total allowance for loan losses in relation to the size of the total loan portfolio, the level of non-performing assets and its coverage of these items as compared to peer banks.

After completion of this process, a formal meeting of the Loan Loss Reserve Committee is held to evaluate the adequacy of the reserve. The Company believes that the procedural discipline, systematic methodology, and comprehensive documentation of this quarterly process is in full compliance with all regulatory requirements and provides appropriate support for accounting purposes.

When it is determined that the prospects for recovery of the principal of a loan have significantly diminished, the loan is immediately charged against the allowance account; subsequent recoveries, if any, are credited to the allowance account. In addition, non-accrual and large delinquent loans are reviewed monthly to determine potential losses. Consumer loans are considered losses when they are 90 days past due, except loans that are insured for credit loss.

The Company's policy is to individually review, as circumstances warrant, each of its commercial and commercial mortgage loans to determine if a loan is impaired. At a minimum, credit reviews are mandatory for all commercial and commercial mortgage loans with balances in excess of $500,000 within a 12 month period. The Company has also identified two pools of small dollar value homogeneous loans which are evaluated collectively for impairment. These separate pools are for residential mortgage loans and consumer loans. Individual loans within these pools are reviewed and removed from the pool if factors such as significant delinquency in payments of 90 days or more, bankruptcy, or other negative economic concerns indicate impairment.

Purchased and Originated Mortgage Servicing Rights:

The Company recognizes as assets the rights to service mortgage loans for others whether the servicing rights are acquired through purchases or originations. Purchased mortgage servicing rights are capitalized at cost. For loans originated and sold where servicing rights have been retained, the Company allocates the cost of originating the loan to the loan (without the servicing rights) and the servicing rights retained based on their relative fair market values if it is practicable to estimate those fair values. Where it is not practicable to estimate the fair values, the entire cost of originating the loan is allocated to the loan without the servicing rights. For purposes of evaluating and measuring impairment, the Company stratifies the rights based on risk characteristics. If the discounted projected net cash flows of a stratum are less than the carrying amount of the stratum, the stratum is written down to the amount of the discounted projected net cash flows through a valuation account. This writedown is recorded in the line item on the Consolidated Statement of Income titled Impairment charge for mortgage servicing rights. The Company has determined that the predominant risk characteristics of its portfolio are loan type and interest rate. For the purposes of evaluating impairment, the Company has stratified its portfolio in 200 basis point tranches by loan type. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income. The value of mortgage servicing rights is subject to interest rate and prepayment risk. It is likely that the value of these assets will decrease if prepayments occur at greater than the expected rate.

Trust Fees:

All trust fees are recorded on the cash basis which approximates the accrual basis for such income.

Earnings Per Common Share:

Basic earnings per share includes only the weighted average common shares outstanding. Diluted earnings per share includes the weighted average common shares outstanding and any dilutive common stock equivalent shares in the calculation. Treasury shares are treated as retired for earnings per share purposes. Options to purchase 505,429, 508,700 and 224,025 shares of common stock were outstanding during 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per common share as the options' exercise prices were greater than the average market price of the common stock for the respective periods.

Comprehensive Income:

For the Company, comprehensive income includes net income and unrealized holding gains and losses from available for sale investment securities and derivatives that qualify as cashflow hedges. The balances of other accumulated comprehensive loss were $(771,000), $(3,880,000) and $(35,174,000) at December 31, 2001, 2000 and 1999, respectively.

Consolidated Statement of Cash Flows:

On a consolidated basis, cash equivalents include cash and due from banks, interest bearing deposits with banks, and federal funds sold and securities purchased under agreements to resell. For the Parent Company, cash equivalents also include short-term investments. The Company made $482,000 in income tax payments in 2001; $787,000 in 2000; and $4,927,000 in 1999. The Company made total interest expense payments of $54,904,000 in 2001; $75,867,000 in 2000; and $97,586,000 in 1999.

Income Taxes:

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Interest Rate Contracts:

The Company uses various interest rate contracts, such as interest rate swaps, caps and floors, to help manage interest rate and market valuation risk exposure, which is incurred in normal recurrent banking activities. These interest rate contracts function as hedges against specific assets or liabilities on the Consolidated Balance Sheet. The fair value of these contracts is recorded in the Company's balance sheet, with the offset to accumulated other comprehensive income (loss), net of tax. It is the Company's policy not to terminate hedge transactions prior to their expiration date.

For interest rate swaps, the interest differential to be paid or received is accrued by the Company and recognized as an adjustment to interest income or interest expense of the underlying assets or liabilities being hedged. Because only interest payments are exchanged, the cash requirement and exposure to credit risk are significantly less than the notional amount.

Any premium or transaction fee incurred to purchase interest rate caps or floors is deferred and amortized to interest income or interest expense over the term of the contract. Unamortized premiums related to the purchase of caps and floors are included in Other assets on the Consolidated Balance Sheet.

Risk Management Overview:

Risk identification and management are essential elements for the successful management of the Company. In the normal course of business, the Company is subject to various types of risk, including interest rate, credit, and liquidity risk. The Company controls and monitors these risks with policies, procedures, and various levels of managerial and Board oversight. The Company's objective is to optimize profitability while managing and controlling risk within Board approved policy limits.

Interest rate risk is the sensitivity of net interest income and the market value of financial instruments to the magnitude, direction, and frequency of changes in interest rates. Interest rate risk results from various repricing frequencies and the maturity structure of assets, liabilities, and hedges. The Company uses its asset liability management policy and hedging policy to control and manage interest rate risk.

Credit risk represents the possibility that a customer may not perform in accordance with contractual terms. Credit risk results from extending credit to customers, purchasing securities, and entering into certain off-balance sheet loan funding commitments. The Company's primary credit risk occurs in the loan portfolio. The Company uses its credit policy and disciplined approach to evaluating the adequacy of the allowance for loan losses to control and manage credit risk. The Company's investment policy and hedging policy strictly limit the amount of credit risk that may be assumed in the investment portfolio and through hedging activities.

Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as, the obligations to depositors and debtholders. The Company uses its asset liability management policy and contingency funding plan to control and manage liquidity risk.

Recent Accounting Standards:

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (FASB #141) and No. 142, Goodwill and Other Intangible Assets (FASB #142). FASB #141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. Under FASB #142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The amortization provisions of FASB #142 apply to goodwill and intangible assets acquired prior to July 1, 2001. The Company adopted FASB #142 effective January 1, 2002. The Company incurs annual goodwill amortization of $1.3 million that will cease in 2002. The Company is currently evaluating the effect that adoption of the provisions of FASB #142 that are effective January 1, 2002, will have on its results of operations and financial position.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (FASB #144). FASB #144 supercedes FASB #121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and provides further guidance regarding the accounting and disclosure of long-lived assets. The Company adopted FASB #144 effective January 1, 2002, and does not believe the prospective adoption of this standard will have a material impact on its results of operation or financial position.

2. Cash and Due from Banks

Cash and due from banks at December 31, 2001, and 2000, included $6,656,000 and $5,710,000, respectively, of reserves required to be maintained under Federal Reserve Bank regulations.

3. Interest Bearing Deposits with Banks

The book value of interest bearing deposits with domestic banks are as follows:

At December 31	2001	2000
	(In thousands)	
Total	$660	$763

All interest bearing deposits are with domestic banks and mature within three months. The Company had no deposits in foreign banks nor in foreign branches of United States banks.

4. Investment Securities

The book and market values of investment securities are summarized as follows:

Investment securities available for sale:

At December 31, 2001	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
		(In thousands)		
U.S. Treasury	$ 10,972	$ 9	$ (40)	$ 10,941
U.S. Agency	850	10	—	860
State and municipal	1,012	1	(21)	992
U.S. Agency mortgage-backed securities	439,591	1,829	(1,413)	440,007
Other securities[1]	46,154	—	(328)	45,826
Total	$498,579	$1,849	$(1,802)	$498,626

Investment securities available for sale:

At December 31, 2000	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
		(In thousands)		
U.S. Treasury	$ 10,820	$ 3	$ (11)	$ 10,812
U.S. Agency	35,507	4	(219)	35,292
State and municipal	39,398	14	(1,052)	38,360
U.S. Agency mortgage-backed securities	419,669	1,014	(4,618)	416,065
Other securities[1]	50,793	5	(1,095)	49,703
Total	$556,187	$1,040	$(6,995)	$550,232

(1) Other investment securities include corporate notes and bonds, asset-backed securities, and equity securities.

All purchased investment securities are recorded on settlement date which is not materially different from the trade date. Realized gains and losses are calculated by the specific identification method.

Maintaining investment quality is a primary objective of the Company's investment policy which, subject to certain limited exceptions, prohibits the purchase of any investment security below a Moody's Investors Service or Standard & Poor's rating of A. At December 31, 2001, 94.4% of the portfolio was rated AAA as compared to 96.5% at December 31, 2000. Approximately 5.0% of the portfolio was rated below A or unrated on December 31, 2001.

The book value of securities pledged to secure public and trust deposits, and certain Federal Home Loan Bank borrowings was $253,453,000 at December 31, 2001, and $313,602,000 at December 31, 2000. The Company realized $2,827,000, $914,000 and $624,000 of gross investment security gains and $914,000, $1,866,000 and $525,000 of gross investment security losses on available for sale securities in 2001, 2000 and 1999, respectively. The Company realized $355,000 of gross investment security gains and $18,000 of gross investment security losses on held to maturity securities in 1999.

The following table sets forth the contractual maturity distribution of the investment securities, book and market values, and the weighted average yield for each type and range of maturity as of December 31, 2001. Yields are not presented on a tax-equivalent basis, but are based upon book value and are weighted for the scheduled maturity. Average maturities are based upon the original contractual maturity dates with the exception of mortgage-backed securities and asset-backed securities for which the average lives were used. At December 31, 2001, the Company's consolidated investment securities portfolio had a modified duration of approximately 2.47 years.

Investment securities available for sale:

	Within 1 Year		After 1 Year but Within 5 Years		After 5 Years but Within 10 Years		After 10 Years		Total	
At December 31, 2001	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In thousands, except yields)									
Book value										
U.S. Treasury	$ 733	2.00%	$ 10,239	3.91%	$ —	—%	$ —	—%	$ 10,972	3.78%
U.S. Agency	—	—	850	7.08	—	—	—	—	850	7.08
State and municipal	—	—	220	4.95	792	5.44	—	—	1,012	5.33
U.S. Agency mortgage-backed securities	37,841	4.41	289,835	6.09	78,357	5.43	33,558	5.60	439,591	5.79
Other securities[1]	38,529	3.85	6,625	7.28	1,000	4.70	—	—	46,154	4.34
Total investment securities available for sale	$77,103	4.10%	$307,769	6.04%	$80,149	5.42%	$33,558	5.60%	$498,579	5.61%
Market value										
U.S. Treasury	$ 733		$ 10,208		$ —		$ —		$ 10,941	
U.S. Agency	—		860		—		—		860	
State and municipal	—		221		771		—		992	
U.S. Agency mortgage-backed securities	37,774		290,736		78,110		33,387		440,007	
Other securities[1]	38,529		6,297		1,000		—		45,826	
Total investment securities available for sale	$77,036		$308,322		$79,881		$33,387		$498,626	

(1) Other investment securities include corporate notes and bonds, asset-backed securities, and equity securities.

5. Loans

The loan portfolio of the Company consisted of the following:

At December 31	2001	2000
	(In thousands)	
Commercial	$123,523	$116,615
Commercial loans secured by real estate	209,483	193,912
Real estate-mortgage	231,728	242,370
Consumer	36,186	35,749
Loans	600,920	588,646
Less: Unearned income	7,619	8,012
Loans, net of unearned income	$593,301	$580,634

Real estate construction loans comprised 5.6% and 3.0% of total loans net of unearned income at December 31, 2001 and 2000, respectively. The Company has no direct credit exposure to foreign countries. Additionally, the Company has no significant industry lending concentrations. As of December 31, 2001, loans to customers engaged in similar activities and having similar economic characteristics, as defined by standard industrial classifications, did not exceed 10% of total loans. In the ordinary course of business, the subsidiaries have transactions, including loans, with their officers, directors, and their affiliated companies. These transactions were on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated parties and do not involve more than the normal credit risk. These loans totaled $3,912,000 and $2,671,000 at December 31, 2001 and 2000, respectively. An analysis of these related party loans follows:

Year ended December 31	2001	2000
	(In thousands)	
Balance January 1	$ 2,671	$ 4,779
New loans	11,437	13,507
Payments	(10,196)	(15,615)
Balance December 31	$ 3,912	$ 2,671

6. Allowance for Loan Losses

An analysis of the changes in the allowance for loan losses follows:

Year ended December 31	2001	2000	1999
		(In thousands)	
Balance January 1	$ 5,936	$10,350	$10,725
Reduction due to spin-off of TRB	—	(5,028)	—
Provision for loan losses	1,350	2,096	1,900
Recoveries on loans previously charged-off	364	680	728
Loans charged-off	(1,820)	(2,162)	(3,003)
Balance December 31	$ 5,830	$ 5,936	$10,350

7. Non-Performing Assets

Non-performing assets are comprised of (i) loans which are on a non-accrual basis, (ii) loans which are contractually past due 90 days or more as to interest or principal payments some of which are insured for credit loss, and (iii) other real estate owned (real estate acquired through foreclosure, in-substance foreclosures and repossessed assets).

The following table presents information concerning non-performing assets:

At December 31	2001	2000	1999	1998	1997
	(In thousands, except percentages)				
Non-accrual loans	$ 9,303	$5,803	$ 4,928	$5,206	$6,450
Loans past due 90 days or more	208	—	1,305	1,579	1,601
Other real estate owned	533	158	7,126	1,451	807
Total non-performing assets	$10,044	$5,961	$13,359	$8,236	$8,858
Total non-performing assets as a percent of loans and loans held for sale, net of unearned income, and other real estate owned	1.67%	1.01%	1.21%	0.77%	0.89%

The Company is unaware of any additional potential problem loans which are required to either be charged-off or added to the non-performing asset totals disclosed above. Other real estate owned is recorded at the lower of 1) fair value minus estimated costs to sell, or 2) carrying cost.

For impaired loans, the measurement of impairment may be based upon: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the observable market price of the impaired loan; or 3) the fair value of the collateral of a collateral dependent loan.

The Company had loans totaling $11,893,000 and $3,165,000 being specifically identified as impaired and a corresponding allocation reserve of $1,424,000 and $600,000 at December 31, 2001 and 2000, respectively. The average outstanding balance for loans being specifically identified as impaired was $7,897,000 for 2001 and $2,580,000 for 2000. All of the impaired loans are collateral dependent, therefore the fair value of the collateral of the impaired loans is evaluated in measuring the impairment. The interest income recognized on impaired loans during 2001 was $399,000, and there was no income recognized during 2000.

The following table sets forth, for the periods indicated, (i) the gross interest income that would have been recorded if non-accrual loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination if held for part of the period, (ii) the amount of interest income actually recorded on such loans, and (iii) the net reduction in interest income attributable to such loans.

Year ended December 31	2001	2000	1999	1998	1997
	(In thousands)				
Interest income due in accordance with original terms	$340	$ 464	$494	$ 367	$ 472
Interest income recorded	(19)	(139)	(20)	(134)	(132)
Net reduction in interest income	$321	$ 325	$474	$ 233	$ 340

8. Premises and Equipment

An analysis of premises and equipment follows:

At December 31	2001	2000
	(In thousands)	
Land	$ 1,714	$ 1,714
Premises	20,123	19,913
Furniture and equipment	16,842	15,531
Leasehold improvements	840	650
Total at cost	39,519	37,808
Less: Accumulated depreciation and amortization	26,053	24,278
Net book value	$13,466	$13,530

9. Federal Funds Purchased, Securities Sold Under Agreements to Repurchase, and Other Short-Term Borrowings

The outstanding balances and related information for federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings are summarized as follows:

At December 31, 2001	Federal Funds Purchased	Securities Sold Under Agreements to Repurchase	Other Short-Term Borrowings
	(In thousands, except rates)		
Balance	$ 6,275	$ 392	$ 6,187
Maximum indebtedness at any month end	11,050	424	116,463
Average balance during year	2,889	275	51,053
Average rate paid for the year	4.22%	2.72%	3.57%
Average rate on year end balance	1.82	1.25	1.50

At December 31, 2000	Federal Funds Purchased	Securities Sold Under Agreements to Repurchase	Other Short-Term Borrowings
	(In thousands, except rates)		
Balance	$ 7,765	$ 331	$ 42,989
Maximum indebtedness at any month end	59,715	1,113	213,826
Average balance during year	25,453	627	93,104
Average rate paid for the year	6.10%	3.38%	5.57%
Average rate on year end balance	6.56	3.00	5.10

At December 31, 1999	Federal Funds Purchased	Securities Sold Under Agreements to Repurchase	Other Short-Term Borrowings
Balance	$15,300	$ 1,069	$ 84,874
Maximum indebtedness at any month end	65,600	37,087	218,204
Average balance during year	56,396	10,548	148,668
Average rate paid for the year	5.13%	4.69%	4.99%
Average rate on year end balance	4.75	3.00	3.07

Average amounts outstanding during the year represent daily averages. Average interest rates represent interest expense divided by the related average balances. Collateral related to securities sold under agreements to repurchase are maintained within the Company's investment portfolio.

These borrowing transactions can range from overnight to one year in maturity. The average maturity was 16 days at the end of 2001, 92 days at the end of 2000 and 89 days at the end of 1999.

Notes to Consolidated Financial Statements — (Continued)

At and For the Years Ended December 31, 2001, 2000 and 1999

10. Deposits

The following table sets forth the balance of the Company's deposits:

At December 31	2001	2000	1999
	(In thousands)		
Demand:			
Non-interest bearing	$ 94,891	$ 89,057	$ 160,253
Interest bearing	48,776	46,440	88,661
Savings	92,382	90,886	162,653
Money market	138,247	135,151	177,935
Certificates of deposit in denominations of $100,000 or more	30,107	21,010	90,921
Other time	271,943	276,520	550,518
Total deposits	$676,346	$659,064	$1,230,941

Interest expense on deposits consisted of the following:

Year ended December 31	2001	2000	1999
	(In thousands)		
Interest bearing demand	$ 434	$ 570	$ 928
Savings	1,401	1,775	2,799
Money market	3,654	6,650	6,302
Certificates of deposit in denominations of $100,000 or more	1,281	2,223	2,596
Other time	14,772	18,051	28,525
Total interest expense	$21,542	$29,269	$41,150

The following table sets forth the balance of other time deposits maturing in the periods presented:

Year	
	(In thousands)
2002	$171,254
2003	66,129
2004	11,718
2005	10,516
2006 and after	12,326

11. Advances from Federal Home Loan Bank, Guaranteed Junior Subordinated Deferrable Interest Debentures and Long-Term Debt

Advances from the Federal Home Loan Bank consist of the following:

At December 31, 2001

Maturing	Weighted Average Yield	Balance
	(In thousands)	
Overnight	—%	$ —
2002	3.23	102,500
2003	4.62	48,750
2004	—	—
2005	6.74	15,000
2006 and after	5.98	211,061
Total advances	5.09	377,311
Total FHLB borrowings	5.09%	$377,311

At December 31, 2000

Maturing	Weighted Average Yield	Balance
	(In thousands)	
Overnight	6.64%	$ 29,365
2001	6.39	171,250
2002	6.14	12,500
2003	6.14	53,750
2004	—	—
2005 and after	6.18	175,851
Total advances	6.29	413,351
Total FHLB borrowings	6.31%	$442,716

All Federal Home Loan Bank stock, along with an interest in unspecified mortgage loans and mortgage-backed securities, with an aggregate statutory value equal to the amount of the advances, have been pledged as collateral to the Federal Home Loan Bank of Pittsburgh.

Guaranteed Junior Subordinated Deferrable Interest Debentures:

On April 28, 1998, the Company completed a $34.5 million public offering of 8.45% Trust Preferred Securities, which represent undivided beneficial interests in the assets of a Delaware business trust, AmeriServ Financial Capital Trust I. The Trust Preferred Securities will mature on September 30, 2028, and are callable at par at the option of the Company after September 30, 2003. Proceeds of the issue were invested by AmeriServ Financial Capital Trust I in Junior Subordinated Debentures issued by AmeriServ Financial, Inc. Net proceeds from the $34.5 million offering were used for general corporate purposes, including the repayment of debt, the repurchase of

AmeriServ Financial common stock, and investments in and advances to the Company's subsidiaries. Unamortized deferred issuance costs associated with the Trust Preferred Securities amounted to $1.2 million as of December 31, 2001, and are being amortized on a straight line basis over the term of the issue. The Trust Preferred securities are listed on NASDAQ under the symbol ASRVP.

Upon the occurrence of certain events, specifically a tax event or a capital treatment event, the Company may redeem in whole, but not in part, the Guaranteed Junior Subordinated Deferrable Interest Debentures prior to September 30, 2028. A tax event means that the interest paid by the Company on the subordinated debentures will no longer be deductible for federal income tax purposes. A capital treatment event means that the Trust Preferred Securities no longer qualify as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve. Proceeds from any redemption of the subordinated debentures would cause mandatory redemption of the Trust Preferred Securities.

Long-Term Debt:

The Company's long-term debt consisted of the following:

At December 31	2001	2000
	(In thousands)	
Bank note	$ —	$1,644
Total long-term debt	$ —	$1,644

The bank note payable by Standard Mortgage Corporation was a $7.5 million non-revolving commercial loan commitment which was payable monthly in fixed principal installments of $156,250 through November 25, 2001. This note was paid off in 2001.

12. Disclosures About Fair Value of Financial Instruments

FASB #107, Disclosures about Fair Value of Financial Instruments, requires all entities to disclose the estimated fair value of its financial instrument assets and liabilities. For the Company, as for most financial institutions, approximately 95% of its assets and liabilities are considered financial instruments. Many of the Company's financial instruments, however, lack an available trading market characterized by a willing buyer and willing seller engaging in an exchange transaction. Therefore, significant estimations and present value calculations were used by the Company for the purpose of this disclosure.

Estimated fair values have been determined by the Company using the best available data and an estimation methodology suitable for each category of financial instruments. Management believes that cash, cash equivalents, and loans and deposits with floating interest rates have estimated fair values which approximate the recorded book balances. The estimation methodologies used, the estimated fair values, and recorded book balances at December 31, 2001 and 2000, were as follows:

Financial instruments actively traded in a secondary market have been valued using quoted available market prices.

	2001		2000	
	Estimated Fair Value	Recorded Book Balance	Estimated Fair Value	Recorded Book Balance
	(In thousands)			
Investment securities	$498,626	$498,626	$550,232	$550,232

Financial instruments with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating current market for similar assets and liabilities.

	2001		2000	
	Estimated Fair Value	Recorded Book Balance	Estimated Fair Value	Recorded Book Balance
	(In thousands)			
Deposits with stated maturities	$307,296	$302,051	$302,575	$297,531
Short-term borrowings	181,667	181,667	292,461	292,461
All other borrowings	252,981	242,998	212,045	208,119

Financial instrument liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the recorded book balance.

	2001		2000	
	Estimated Fair Value	Recorded Book Balance	Estimated Fair Value	Recorded Book Balance
	(In thousands)			
Deposits with no stated maturities	$374,295	$374,295	$361,533	$361,533

The net loan portfolio has been valued using a present value discounted cash flow. The discount rate used in these calculations is based upon the treasury yield curve adjusted for non-interest operating costs, credit loss, and assumed prepayment risk.

	2001		2000	
	Estimated Fair Value	Recorded Book Balance	Estimated Fair Value	Recorded Book Balance
	(In thousands)			
Net loans (including loans held for sale)	$599,993	$599,481	$600,796	$590,271

Purchased and originated mortgage servicing rights have been valued by an independent third party using a methodology which incorporates a discounted after-tax cash flow of the servicing (loan servicing fees and other related ancillary fee income less the costs of servicing the loans). This valuation also assumes current PSA prepayment speeds which are based upon industry data collected on mortgage prepayment trends. For further discussion see Note #1.

	2001		2000	
	Estimated Fair Value	Recorded Book Balance	Estimated Fair Value	Recorded Book Balance
	(In thousands)			
Purchased and originated mortgage servicing rights	**$7,828**	**$7,828**	$9,969	$9,911

Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values. The Company's remaining assets and liabilities which are not considered financial instruments have not been valued differently than has been customary under historical cost accounting. No disclosure of the relationship value of the Company's deposits is required by FASB #107, however, management believes the relationship value of these core deposits is significant. Based upon the Company's most recent sales and acquisitions and other limited secondary market transactions involving similar deposits, management estimates the relationship value of these funding liabilities to range between $34 million to $68 million less than their estimated fair value shown at December 31, 2001. The estimated fair value of instruments used for hedging purposes is estimated by financial modeling performed by an independent third party. These values represent the estimated amount the Company would receive or pay, to terminate the agreements, considering current interest rates, as well as the creditworthiness of the counterparties.

There is no material difference between the notional amount and the estimated fair value of the off-balance sheet items which total $145.6 million at December 31, 2001, and are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding.

Management believes that the disclosed fair values between financial institutions may not be comparable due to the wide range of assumptions, methodologies and other uncertainties in estimating fair values, given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

13. Income Taxes

The provision for federal income taxes is summarized below:

Year ended December 31	2001	2000	1999
		(In thousands)	
Current	**$ (897)**	$ (535)	$5,403
Deferred	**1,309**	(943)	1,519
Income tax provision (benefit)	**$ 412**	$(1,478)	$6,922

Notes to Consolidated Financial Statements — (Continued)

At and For the Years Ended December 31, 2001, 2000 and 1999

The reconciliation between the federal statutory tax rate and the Company's effective consolidated income tax rate is as follows:

	2001		2000		1999	
Year ended December 31	Amount	Rate	Amount	Rate	Amount	Rate
	(In thousands, except percentages)					
Tax expense based on federal statutory rate	$ 835	35.0%	$ 84	N/M	$ 9,570	35.0%
State income taxes	13	0.5	—	"	13	0.1
Tax exempt income	(843)	(35.3)	(1,717)	"	(3,359)	(12.3)
Goodwill and acquisition related costs	442	18.5	469	"	469	1.7
Non-deductible spin-off charges	—	—	455	"	—	—
Reversal of tax liability	—	—	(600)	"	—	—
Reversal of valuation allowance	—	—	(325)	"	—	—
Other	(35)	(1.4)	156	"	229	0.8
Total provision (benefit) for income taxes	$ 412	17.3%	$(1,478)	N/M	$ 6,922	25.3%

N/M — not meaningful.

Deferred income taxes result from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The following table presents the impact on the income tax provision of the principal timing differences and the tax effect of each (bracketed amounts represent future income tax return deductions):

Year ended December 31	2001	2000	1999
	(In thousands)		
Provision (benefit) for possible loan losses	$ 2	$ (178)	$ 131
Net operating loss and wholesale exit charge	1,774	(1,773)	—
Lease accounting	1,394	1,380	1,356
Accretion (amortization) of discounts on securities, net	(88)	(126)	506
Core deposit and mortgage servicing intangibles	(1,433)	(106)	(351)
Deferred loan fees	30	42	89
Other, net	(370)	(182)	(212)
Total	$ 1,309	$ (943)	$1,519

At December 31, 2001 and 2000, deferred taxes are included in the accompanying consolidated balance sheet. The following table highlights the major components comprising the deferred tax assets and liabilities for each of the periods presented:

At December 31	2001	2000
	(In thousands)	
Deferred Assets:		
Provision for loan losses	$ 2,040	$ 2,042
Net operating loss and wholesale exit charge	—	1,773
Unrealized investment security (gains) losses	(9)	2,087
Deferred loan fees	52	82
Other	1,008	798
Total assets	3,091	6,782
Deferred Liabilities:		
Accumulated depreciation	(438)	(595)
Accretion of discount	(1,810)	(1,898)
Lease accounting	(7,478)	(6,080)
Core deposit and mortgage servicing intangibles	(357)	(1,791)
Other	—	(4)
Total liabilities	(10,083)	(10,368)
Net deferred liability	$ (6,992)	$ (3,586)

The change in the net deferred liability during 2001 and 2000 was attributed to the following:

Year ended December 31	2001	2000
	(In thousands)	
Investment write-ups due to SFAS #115, charge to equity	$ (2,097)	$ (7,737)
Transfer to TRB	—	(9,430)
Reversal of valuation allowances	—	325
Deferred (provision) benefit for income taxes	(1,309)	943
Net decrease	$ (3,406)	$(15,899)

14. Pension and Profit Sharing Plans

The Company has a trusteed, noncontributory defined benefit pension plan covering all employees who work at least 1,000 hours per year and who have not yet reached age 60 at their employment date. The benefits of the plan are based upon the employee's years of service and average annual earnings for the highest five consecutive calendar years during the final ten year period of employment. The Company's funding policy has been to contribute annually an amount within the statutory range of allowable minimum and maximum actuarially determined tax-deductible contributions. Plan assets are primarily debt securities (including U.S. Agency and Treasury securities, corporate notes and bonds), listed common stocks (including shares of AmeriServ Financial, Inc. common stock which is limited to 10% of the plans assets), mutual funds, and short-term cash equivalent instruments.

Pension Benefits:

Year ended December 31	2001	2000
	(In thousands, except percentages)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 9,431	$7,641
Service cost	581	458
Interest cost	662	635
Additional liabilities due to transfer between AmeriServ Financial Bank and TRB	—	151
Plan amendment	363	—
Deferred asset (loss) gain	(217)	1,266
Benefits paid	(930)	(653)
Expenses paid	(38)	(67)
Benefit obligation at end of year	$ 9,852	$9,431
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 8,495	$8,548
Additional assets due to transfer between AmeriServ Financial Bank and TRB	—	298
Actual return on plan assets	(197)	(370)
Employer contributions	—	739
Benefits paid	(930)	(653)
Expenses paid	(38)	(67)
Fair value of plan assets at end of year	$ 7,330	$8,495
Funded status of the plan — underfunded	$(2,522)	$ (936)
Unrecognized transition asset	(193)	(360)
Unrecognized prior service cost	(1)	(210)
Unrecognized actuarial loss	2,353	1,672
Net (accrued liability) prepaid benefit cost	$ (363)	$ 166
Components of net periodic benefit cost:		
Service cost	$ 581	$ 458
Interest cost	662	635
Expected return on plan assets	(718)	(702)
Amortization of prior year service cost	4	(17)
Amortization of transition asset	(17)	(30)
Net periodic benefit cost	$ 512	$ 344
Weighted-average assumptions:		
Discount rate	7.00%	7.25%
Expected return on plan assets	8.00	8.00
Rate of compensation increase	3.00	3.50

At December 31, 2001, the accrued benefit obligation for the plan was $7,958,000 which was greater than the fair value of the plan assets which totaled $7,330,000.

In addition, the Bank has a trusteed, deferred profit sharing plan with contributions made by the Bank based upon income as defined by the plan. All employees of the Bank and the Company who work over 1,000 hours per year participate in the plan beginning on January 1 following six months of service. Contributions to this profit sharing plan were $95,000 in 2001 and $111,000 in 2000. Plan assets are primarily debt securities (including U.S. Agency and Treasury securities, corporate notes and bonds), listed common stocks (including shares of AmeriServ Financial, Inc. common stock which is limited to 10% of the plans assets), mutual funds, and short-term cash equivalent instruments.

Except for the above pension benefits, the Company has no significant additional exposure for any other post-retirement or post-employment benefits.

15. Lease Commitments

The Company's obligation for future minimum lease payments on operating leases at December 31, 2001, is as follows:

Year Future Minimum Lease Payments	
	(In thousands)
2002	$2,155
2003	1,666
2004	933
2005	668
2006 and thereafter (in total)	1,661

In addition to the amounts set forth above, certain of the leases require payments by the Company for taxes, insurance, and maintenance.

Rent expense included in total non-interest expense amounted to $491,000, $577,000 and $634,000, in 2001, 2000, and 1999, respectively.

16. Commitments and Contingent Liabilities

The Bank incurs off-balance sheet risks in the normal course of business in order to meet the financing needs of their customers. These risks derive from commitments to extend credit and standby letters of credit. Such commitments and standby letters of credit involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated financial statements. Commitments to extend credit are obligations to lend to a customer as long as there is no violation of any condition established in the loan agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. Collateral which secures these types of commitments is the same as for other types of secured lending such as accounts receivable, inventory, and fixed assets.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including normal business activities, bond financings, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Letters of credit are issued both on an unsecured and secured basis.

Collateral securing these types of transactions is similar to collateral securing the Bank's commercial loans.

The Company's exposure to credit loss in the event of nonperformance by the other party to these commitments to extend credit and standby letters of credit is represented by their contractual amounts. The Bank uses the same credit and collateral policies in making commitments and conditional obligations as for all other lending. The Company had outstanding various commitments to extend credit approximating $145,645,000 and standby letters of credit of $9,950,000 as of December 31, 2001.

Additionally, the Company is also subject to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of the Company, neither the resolution of these claims nor the funding of these credit commitments will have a material adverse effect on the Company's consolidated financial position or results of operation.

17. Stock Compensation Plans

In 2001, the Company's Board of Directors adopted a shareholder approved Stock Incentive Plan (the Plan) authorizing the grant of options or restricted stock covering 800,000 shares of common stock. This Plan replaces the expired 1991 Stock Option Plan. Under the Plan, options or restricted stock can be granted (the Grant Date) to directors, officers, and employees that provide services to the Company and its affiliates, as selected by a committee of the Board of Directors. The Company accounts for this Plan under APB Opinion #25, Accounting for Stock Issued to Employees. The option price at which a stock option may be exercised shall be not less than 100% of the fair market value per share of common stock on the Grant Date. The maximum term of any option granted under the Plan cannot exceed 10 years. Generally, under the Plan on or after the first anniversary of the Grant Date, one-third of such options may be exercised. On or after the second anniversary of the Grant Date, two-thirds of such options may be exercised minus the aggregate number of such options previously exercised. On or after the third anniversary of the Grant Date, the remainder of the options may be exercised. Had compensation cost for these plans been determined consistent with FASB #123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have changed to the following pro forma amounts:

Year ended December 31	2001	2000	1999
	(In thousands, except per share data)		
Net income:			
As reported	$1,975	$1,716	$20,421
Pro forma	1,899	1,657	20,381
Basic earnings per share:			
As reported	0.15	0.13	1.53
Pro forma	0.14	0.12	1.53
Diluted earnings per share:			
As reported	0.15	0.13	1.52
Pro forma	0.14	0.12	1.52

Because the FASB #123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

A summary of the status of the Company's Stock Incentive Plan at December 31, 2001, 2000, and 1999, and changes during the years then ended is presented in the table and narrative following:

	2001		2000		1999	
Year ended December 31	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**531,378**	**$5.54**	369,331	$6.43	445,903	$11.09
Granted	**13,000**	**4.81**	389,687	4.86	9,100	17.22
Exercised	**(5,690)**	**4.31**	(25,147)	4.91	(56,170)	7.85
Forfeited	**(11,507)**	**6.39**	(202,493)	5.86	(29,502)	10.21
Outstanding at end of year	**527,181**	**5.51**	531,378	5.54	369,331	10.71
Exercisable at end of year	**251,037**	**6.18**	148,524	7.66	347,034	10.05
Weighted average fair value of options granted since 1-1-95		**$2.19**		$5.56		$ 7.03

A total of 251,037 of the 527,181 options outstanding at December 31, 2001, have exercise prices between $4.02 and $15.69, with a weighted average exercise price of $6.18 and a weighted average remaining contractual life of 6.2 years. All of these options are exercisable. The remaining 276,144 options have exercise prices between $4.02 and $10.42, with a weighted average exercise price of $4.91 and a weighted average remaining contractual life of 8.6 years. During 2001, three option grants totaling 13,000 shares were issued, in 2000 nine option grants totaling 389,687 shares were issued, and in 1999 two option grants totaling 9,100 shares were issued. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2001, 2000, and 1999, respectively: risk-free interest rates ranging from 4.07% to 4.97% for 2001 options, 5.69% to 6.61% for 2000 options, and 5.29% and 4.49% for 1999 options; expected dividend yields of 8.00% for 2001 options, 8.50% for 2000 options, and 3.75% and 3.00% for 1999 options: expected lives of 7.0 years for all the 2001, 2000, and 1999 options; expected volatility ranging from 29.76% to 30.71% for 2001 options, 23.09% to 29.20% for 2000 options, and 23.00% and 21.69% for 1999 options.

As part of the supplemental executive retirement plan (SERP) approved for the Chairman & CEO by the Board of Directors on January 26, 2001, and described in the 2001 proxy statement, the Chairman received a restricted stock award of 156,000 shares of ASRV common stock as a funding vehicle for the SERP. The shares funding the SERP will vest over a fifteen-year period. No award shares will vest during the first five-year period. On the fifth anniversary of the award, one-third of the award shares will vest; thereafter, additional shares equal to one-fifteenth of the award will vest on each anniversary of the award. Dividends on the award shares will accrue but not be paid until the fifth anniversary of the award, at which time accrued and unpaid dividends on vested shares will be paid to the Chairman. Thereafter, the Chairman will be entitled to receive current and unpaid dividends on vested award shares. The Company recognized $45,000 of compensation expense for the SERP in 2001.

18. Dividend Reinvestment Plan

The Company's Dividend Reinvestment and Common Stock Purchase Plan provides each record holder of Common Stock with a simple and convenient method of purchasing additional shares without payment of any brokerage commissions, service charges or other similar expense. A participant in the Plan may purchase shares of Common Stock by electing either to (1) reinvest dividends on all of his or her shares of Common Stock or (2) make optional cash payments of not less than $10 and up to a maximum of $2,000 per month and continue to receive regular dividend payments on his or her other shares. A participant may withdraw from the Plan at any time.

In the case of purchases from AmeriServ Financial, Inc. of treasury or newly-issued shares of Common Stock, the average market price is determined by averaging the high and low sale price of the Common Stock as reported on the NASDAQ on the relevant investment date. At December 31, 2001, the Company had 478,653 unissued reserved shares available under the Plan. In the case of purchases of shares of Common Stock on the open market, the average market price will be the weighted average purchase price of shares purchased for the Plan in the market for the relevant investment date.

19. Shareholder Rights Plan

Each share of the Company's Common Stock has attached to it one right (a "Right") issued pursuant to a Rights Agreement, dated February 24, 1995 (the "Rights Agreement"). Each Right entitles the holder to buy one-hundredth of a share of the Company's Series C Junior Participating Preferred Stock at a price of $21.67, subject to adjustment (the "Exercise Price"). The Rights become exercisable if a person, group, or other entity acquires or announces a tender offer for 19.9% or more of the Company's Common Stock. They are also exercisable if a person or group who becomes a beneficial owner of at least 10% of the Company's Common Stock is declared by the Board of Directors to be an "adverse person" (as defined in the Rights Agreement). Under the Rights Agreement, any person, group, or entity is deemed to be a beneficial owner of the Company's Common Stock when such person or any of such person's affiliates or associates, directly or indirectly, has the right to acquire or to vote the shares of the Company's Common Stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement, or understanding (whether or not in writing) or upon the exercise of conversion rights, exchange rights, rights, warrants or options. The Rights Agreement excludes from the definition of "beneficial owner", holders of revocable proxies that (A) arise solely from a revocable proxy given in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable provisions of the General

Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (B) is not also then reportable by such person on Schedule 13D under the Exchange Act (or any comparable or successor report). After the Rights become exercisable, the Rights (other than rights held by 19.9% beneficial owner or an "adverse person") entitle the holders to purchase, under certain circumstances, either the Company's Common Stock or common stock of the potential acquirer having a value equal to twice the Exercise Price. The Company is entitled to redeem the rights at $0.00033 per Right at any time until the twentieth business day following a public announcement that a 19.9% position has been acquired or the Board of Directors has designated a holder of the Company's Common Stock an "adverse person". The Rights attached to the shares of AmeriServ Common Stock outstanding on March 15, 1995, will expire on February 25, 2005.

20. Goodwill and Core Deposit Intangible Assets

AmeriServ Financial's balance sheet shows both tangible assets (such as loans, buildings, and investments) and intangible assets (such as goodwill). The Company now carries $9.7 million of goodwill and $7.6 million of core deposit intangible assets on its balance sheet. The majority of these intangible assets came from the 1994 Johnstown Savings Bank acquisition, and the 1999 acquisition of two First Western Branches.

The Company is amortizing core deposit intangibles over periods ranging from five to ten years while goodwill was being amortized over a 15 year life. The straight-line method of amortization is being used for both of these categories of intangibles. The amortization expense of these intangible assets reduced 2001 diluted earnings per share by $0.18. It is important to note that this intangible amortization expense is not a future cash outflow. The following table reflects the future amortization expense of the core deposit intangible assets:

Year	*Expense*
	(In thousands)
2002	$1,432
2003	1,432
2004	1,007
2005	865
2006 and after	2,847

A reconciliation of the Company's intangible asset balances for 2001 and 2000 is as follows:

At December 31	2001	2000
	(In thousands)	
Balance January 1	**$20,058**	$25,655
Reduction due to spin-off of TRB	—	(2,739)
Amortization expense	**(2,732)**	(2,858)
Balance December 31	**$17,326**	$20,058

Intangible assets are reviewed for possible impairment if events or changed circumstances may affect the underlying basis of the asset. The Company uses an estimate of the undiscounted future earnings over the remaining life of the intangibles in measuring whether these assets are recoverable. Starting in 2002, $1.3 million of annual goodwill amortization will cease to be recognized in future years.

21. Derivative Hedging Instruments

The Company uses various interest rate contracts, such as interest rate swaps, caps and floors, to help manage interest rate and market valuation risk exposure, which is incurred in normal recurrent banking activities. On January 1, 2001, the Company adopted FASB #133, Accounting for Derivative Instruments and Hedging Activities. At December 31, 2001 and 2000, the Company had interest rate swap agreements that effectively convert a notional amount of $80 million and $180 million, respectively, from floating-rates to fixed-rates. The agreement outstanding at December 31, 2001, matures in April 2002. The Company would have paid $1,231,000 and $1,556,000 to settle its interest rate swap agreements at December 31, 2001 and 2000, respectively, which represents the fair value of these agreements. At December 31, 2001, the Company had recorded other liabilities of $1,231,000 and a decrease in other comprehensive income of $800,000, net of tax, as a result of this standard. A summary of the Company's derivative hedging transactions are as follows:

Borrowed Funds Hedges:

The Company had entered into several interest rate swaps to hedge short-term borrowings used to leverage the balance sheet. Specifically, FHLB advances which reprice between 30 days and 90 days are being used to fund fixed-rate agency mortgage-backed securities with durations ranging from two to five years. Under these swap agreements, the Company pays a fixed-rate of interest and receives a floating-rate which resets either monthly or quarterly. The following table summarizes the interest rate swap and cap transactions which impacted the Company's 2001 performance:

Notional Amount	Start Date	Termination Date	Fixed Rate Paid	Floating Rate Received	Repricing Frequency	Increase in Interest Expense
$40,000,000	4-11-00	4-13-01	6.25%	N.A.	Expired	$58,413
50,000,000	10-25-99	10-25-01	6.41	4.72%	Expired	696,259
50,000,000	10-25-99	10-25-01	6.42	4.72	Expired	697,414
80,000,000	4-13-00	4-15-02	6.93	4.31	Quarterly	2,120,191
						$3,572,277

N.A. — Not applicable

The Company believes that its exposure to credit loss in the event of nonperformance by any of the counterparties (which currently include Wachovia) in the interest rate swap agreements is remote. The Company monitors and controls all derivative products with a comprehensive Board of Director approved hedging policy. This policy permits a total maximum notional amount outstanding of $500 million for interest rate swaps, and interest rate caps/floors. The Company had no interest rate caps outstanding at December 31, 2001 and no interest rate floors outstanding at December 31, 2001, or December 31, 2000.

22. Segment Results

The financial performance of the Company is also monitored by an internal funds transfer pricing profitability measurement system which produces line of business results and key performance measures. The Company's major business units include retail banking, commercial lending, mortgage banking, trust and financial services, other fee based businesses and investment/parent. The reported results reflect the underlying economics of the business segments. Expenses for centrally provided services are allocated based upon the cost and estimated usage of those services. Capital has been allocated among the businesses on a risk-adjusted basis. The businesses are match-funded and interest rate risk is centrally managed and accounted for within the investment/parent business segment. The key performance measures the Company focuses on for each business segment are net income and risk-adjusted return on equity.

Retail banking includes the deposit-gathering branch franchise along with lending to both individuals and small businesses. Lending activities include residential mortgage loans, direct consumer loans, and small business commercial loans. Commercial lending to businesses includes commercial loans, commercial real-estate loans, and commercial leasing (excluding certain small business lending through the branch network). Mortgage banking includes the servicing of mortgage loans (the Company completed its exit from the wholesale mortgage production business in 2001). The trust segment has three primary business divisions, institutional trust, personal trust, and financial services. Institutional trust products and services include 401(k) plans, defined benefit and defined contribution employee benefit plans, individual retirement accounts, and collective investment funds for trade union pension funds. Personal trust products and services include personal portfolio investment management, estate planning and administration, custodial services and pre-need trusts. Financial services includes the sale of mutual funds, annuities, and insurance products. Other fee based businesses include AmeriServ Associates, AmeriServ Life, and several other smaller fee generating business lines such as a debt collection agency. The investment/parent includes the net results of investment securities and borrowing activities, general corporate expenses not allocated to the business segments, interest expense on guaranteed junior subordinated deferrable interest debentures, and centralized interest rate risk management.

The contribution of the major business segments to the consolidated results for the full years of 2001, 2000 and 1999 were as follows:

Year ended December 31, 2001	Retail Banking	Commercial Lending	Mortgage Banking	Trust	Investment/ Parent	Other Fee Based	Total
	(In thousands, except ratios)						
Net interest income	$ 24,504	$ 5,972	$ 211	$ 211	$ (4,184)	$ 134	$ 26,848
Non-interest income	7,153	704	1,502	5,015	2,948	753	18,075
Non-interest expense	23,717	4,053	5,222	4,058	4,862	624	42,536
Income (loss) before income taxes	7,940	2,623	(3,509)	1,168	(6,098)	263	2,387
Income taxes (benefit)	2,285	719	(1,189)	311	(1,802)	88	412
Net income (loss)	$ 5,655	$ 1,904	$(2,320)	$ 857	$ (4,296)	$ 175	$ 1,975
Average common equity	$ 27,390	$ 15,332	$ 5,300	$3,042	$ 27,859	$1,858	$ 80,781
Risk-adjusted return on equity	20.6%	12.4%	(43.8)%	28.2%	(15.4)%	9.4%	2.4%
Total assets	$383,276	$293,603	$18,454	$1,854	$498,626	$3,046	$1,198,859

Year ended December 31, 2000	Retail Banking	Commercial Lending	Mortgage Banking	Trust	Investment/ Parent	Other Fee Based	Total
	(In thousands, except ratios)						
Net interest income	$ 25,206	$ 7,421	$ 937	$ 252	$ 1,410	$ 137	$ 35,363
Non-interest income	5,153	820	4,095	5,313	218	1,010	16,609
Non-interest expense	26,824	5,800	8,063	4,106	6,195	746	51,734
Income (loss) before income taxes	3,535	2,441	(3,031)	1,459	(4,567)	401	238
Income taxes (benefit)	715	215	(1,213)	308	(1,636)	133	(1,478)
Net income (loss)	$ 2,820	$ 2,226	$(1,818)	$ 1,151	$ (2,931)	$ 268	$ 1,716
Average common equity	$ 19,065	$ 21,240	$ 7,542	$ 3,274	$ 28,643	$1,660	$ 81,424
Risk-adjusted return on equity	14.8%	10.5%	(24.1)%	35.2%	(10.2)%	16.1%	2.1%
Total assets	$409,786	$263,828	$25,524	$ 1,795	$550,232	$3,096	$1,254,261

Year ended December 31, 1999	Retail Banking	Commercial Lending	Mortgage Banking	Trust	Investment/ Parent	Other Fee Based	Total
	(In thousands, except ratios)						
Net interest income	$ 35,273	$ 12,725	$ 1,163	$ 126	$ 14,400	$ 97	$ 63,784
Non-interest income	10,686	784	5,865	5,271	633	1,135	24,374
Non-interest expense	40,095	6,627	7,045	4,004	2,051	993	60,815
Income (loss) before income taxes	5,864	6,882	(17)	1,393	12,982	239	27,343
Income taxes	1,504	1,809	13	344	3,186	66	6,922
Net income (loss)	$ 4,360	$ 5,073	$ (30)	$1,049	$ 9,796	$ 173	$ 20,421
Average common equity	$ 46,511	$ 26,943	$ 8,320	$3,650	$ 45,042	$1,462	$ 131,928
Risk-adjusted return on equity	9.4%	18.8%	(0.4)%	28.7%	21.7%	11.8%	15.5%
Total assets	$723,926	$498,288	$53,312	$1,693	$1,187,335	$2,925	$2,467,479

23. Capital

The Company is subject to various capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. As of December 31, 2001, the Company met all capital adequacy requirements to which it was subject. As of December 31, 2001 and 2000, the Federal Reserve categorized the Company as Well Capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier I risk- based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's classification category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
As of December 31, 2001	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In thousands, except ratios)					
Total Capital (to Risk Weighted Assets)						
Consolidated	$102,482	15.70%	$52,208	8.00%	$65,260	10.00%
AmeriServ Financial Bank	90,140	13.90	51,892	8.00	64,865	10.00
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	88,642	13.58	26,104	4.00	39,156	6.00
AmeriServ Financial Bank	84,310	13.00	25,946	4.00	38,919	6.00
Tier 1 Capital (to Average Assets)						
Consolidated	88,642	7.17	49,473	4.00	61,841	5.00
AmeriServ Financial Bank	84,310	6.92	48,761	4.00	60,951	5.00

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
As of December 31, 2000	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In thousands, except ratios)					
Total Capital (to Risk Weighted Assets)						
Consolidated	$101,726	15.97%	$50,958	8.00%	$63,698	10.00%
AmeriServ Financial Bank	88,128	14.31	49,278	8.00	61,597	10.00
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	81,516	12.80	25,479	4.00	38,219	6.00
AmeriServ Financial Bank	82,293	13.36	24,639	4.00	36,958	6.00
Tier 1 Capital (to Average Assets)						
Consolidated	81,516	6.66	48,932	4.00	61,165	5.00
AmeriServ Financial Bank	82,293	6.92	47,602	4.00	59,503	5.00

24. *Branch Sale*

On September 27, 2001, the Company and CSB Bank of Curwensville, completed the sale of the Company's Coalport office. As the only Company office in Clearfield County, the Coalport office no longer strategically fit the new and expanding geographic foot print for the Company. The Company received an 8.875% core deposit premium or $1.4 million on the sale of approximately $15.7 million of deposits.

25. *Tax-Free Spin-Off of Three Rivers Bank*

On April 1, 2000, the Company executed its Board approved tax-free spin-off of its Three Rivers Bank subsidiary. Shareholders received one share of the new Three Rivers Bancorp (NASDAQ: TRBC) common stock for every two shares of AmeriServ Financial common stock that they owned. The distribution of the Three Rivers Bancorp shares did not change the number of AmeriServ Financial common shares outstanding. Standard Mortgage Corporation (SMC), a mortgage banking company, previously a subsidiary of Three Rivers Bank, was internally spun-off from Three Rivers Bank to the Company prior to consummation of the Three Rivers Bank spin-off.

The accompanying AmeriServ Financial Pro Forma Condensed Consolidated Financial Statement should be read in conjunction with the historical consolidated financial statements and notes thereto. The AmeriServ Financial pro forma condensed consolidated income statement assumes that the dividend to shareholders occurred on January 1, 2000. The pro forma condensed consolidated financial information is presented for informational purposes only and does not purport to reflect the results of operations of AmeriServ Financial or Three Rivers Bancorp or the results of operations that would have occurred had AmeriServ Financial or Three Rivers Bancorp been operated as a separate, independent company. The pro forma adjustments to the accompanying historical consolidated statements of income are set forth below.

Notes to Consolidated Financial Statements — (Continued)

At and For the Years Ended December 31, 2001, 2000 and 1999

Pro Forma Condensed Consolidated Statements of Income (unaudited)

	AmeriServ Financial Historical Period Ended December 31, 2000	Three Rivers Bancorp Historical Period Ended March 31, 2000	Adjustment	AmeriServ Financial Pro Forma Period Ended December 31, 2000
	(In thousands, except per share data)			
Total interest income	$107,298	$18,100	$ —	$89,198
Total interest expense	69,839	11,011	—	58,828
Net interest income	37,459	7,089	—	30,370
Provision for loan losses	2,096	150	—	1,946
Net interest income after provision for loan losses	35,363	6,939	—	28,424
Total non-interest income	16,609	623	—	15,986
Total non-interest expense	51,734	6,589	117(A)	45,262
Income (loss) before income taxes	238	973	(117)	(852)
Benefit for income taxes	(1,478)	(477)	(35)(B)	(1,036)
Net income (loss)	$ 1,716	$ 1,450	$ (82)	$ 184
Diluted earnings per share	$ 0.13	—	$(0.11)	$ 0.02
Average diluted shares outstanding	13,374	—	—	13,374

Notes to unaudited pro forma condensed consolidated financial statements:

(A) To record the additional incremental expenses AmeriServ Financial incurred that were previously allocated to and paid by Three Rivers Bank.

(B) To record the income tax impact of the above expenses at the statutory tax rate.

26. Parent Company Financial Information

The Parent Company functions primarily as a coordinating and servicing unit for all subsidiary entities. Provided services include general management, accounting and taxes, loan review, auditing, investment advisory, marketing, insurance risk management, general corporate services, and financial and strategic planning. The following financial information relates only to the Parent Company operations:

BALANCE SHEET

At December 31	2001	2000
	(In thousands)	
ASSETS		
Cash and cash equivalents	$ 6,532	$ 651
Equity investment in banking subsidiaries	101,636	98,249
Equity investment in non-banking subsidiaries	3,360	11,492
Guaranteed junior subordinated deferrable interest debenture issuance costs	1,192	1,237
Other assets	1,518	1,716
TOTAL ASSETS	$114,238	$113,345
LIABILITIES		
Short-term borrowings	$ —	$ —
Guaranteed junior subordinated deferrable interest debentures	34,500	34,500
Other liabilities	248	438
TOTAL LIABILITIES	34,748	34,938
STOCKHOLDERS' EQUITY		
Total stockholders' equity	79,490	78,407
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$114,238	$113,345

STATEMENT OF INCOME

Year ended December 31	2001	2000	1999
		(In thousands)	
INCOME			
Inter-entity management and other fees	$ 3,077	$ 3,223	$ 4,035
Dividends from subsidiaries	7,200	12,897	17,061
Interest and dividend income	75	58	20
TOTAL INCOME	10,352	16,178	21,116
EXPENSE			
Interest expense	2,961	3,101	3,304
Salaries and employee benefits	1,929	2,355	2,968
Other expense	1,436	3,617	1,397
TOTAL EXPENSE	6,326	9,073	7,669
INCOME BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	4,026	7,105	13,447
Benefit for income taxes	984	1,615	1,299
Equity in undistributed (losses) income of subsidiaries	(3,035)	(7,004)	5,713
NET INCOME	$ 1,975	$ 1,716	$ 20,459

STATEMENT OF CASH FLOWS *Year ended December 31*	2001	2000	1999
		(In thousands)	
OPERATING ACTIVITIES			
Net income	$ 1,975	$ 1,716	$ 20,459
Adjustment to reconcile net income to net cash provided by operating activities:			
Equity in undistributed losses (income) of subsidiaries	3,035	7,004	(5,713)
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,010	8,720	14,746
INVESTING AND FINANCING ACTIVITIES			
Inter company sale of subsidiary	4,867	—	—
Common stock cash dividends paid	(4,884)	(5,616)	(11,586)
Proceeds from issuance of common stock	896	883	292
Guaranteed junior subordinated deferrable interest debentures dividends paid	(2,916)	(2,916)	(2,916)
Purchases of treasury stock	—	(99)	(4,204)
Net decrease in borrowings	—	(3,500)	(1,300)
Investment in subsidiaries	(55)	(75)	(50)
Other — net	2,963	2,968	5,009
NET CASH PROVIDED (USED) BY INVESTING AND FINANCING ACTIVITIES	871	(8,355)	(14,755)
NET INCREASE (DECREASE) IN CASH EQUIVALENTS	5,881	365	(9)
CASH EQUIVALENTS AT JANUARY 1	651	286	295
CASH EQUIVALENTS AT DECEMBER 31	$ 6,532	$ 651	$ 286

The ability of the subsidiary bank to upstream cash to the Parent Company is restricted by regulations. Federal law prevents the Parent Company from borrowing from its subsidiary bank unless the loans are secured by specified assets. Further, such secured loans are limited in amount to ten percent of the subsidiary banks' capital and surplus. In addition, the Bank is subject to legal limitations on the amount of dividends that can be paid to their shareholder. The dividend limitation generally restricts dividend payments to a bank's retained net income for the current and preceding two calendar years. Cash may also be upstreamed to the Parent Company by the subsidiaries as an inter-entity management fee. At December 31, 2001, the subsidiary bank was permitted to upstream an additional $1,418,000 in cash dividends to the Parent Company. The subsidiary bank also had a combined $98,359,000 of restricted surplus and retained earnings at December 31, 2001.

To facilitate an orderly spin-off transition, the Company and TRB entered into a Services Agreement whereby AmeriServ Financial has provided certain services such as audit, loan review and asset/liability management on an outsourced basis to TRB. The Company received $557,000, and $985,000 in 2001 and 2000, respectively, for these services. The Company anticipates that this agreement will expire in 2002.

STATEMENT OF MANAGEMENT RESPONSIBILITY

January 22, 2002

To the Stockholders and
Board of Directors of
AmeriServ Financial, Inc.

Management of AmeriServ Financial, Inc. and its subsidiaries have prepared the consolidated financial statements and other information in the Annual Report and Form 10-K in accordance with generally accepted accounting principles and are responsible for its accuracy.

In meeting its responsibility, management relies on internal accounting and related control systems, which include selection and training of qualified personnel, establishment and communication of accounting and administrative policies and procedures, appropriate segregation of responsibilities, and programs of internal audit. These systems are designed to provide reasonable assurance that financial records are reliable for preparing financial statements and maintaining accountability for assets and that assets are safeguarded against unauthorized use or disposition. Such assurance cannot be absolute because of inherent limitations in any internal control system.

Management also recognizes its responsibility to foster a climate in which Company affairs are conducted with the highest ethical standards. The Company's Code of Conduct, furnished to each employee and director, addresses the importance of open internal communications, potential conflicts of interest, compliance with applicable laws, including those related to financial disclosure, the confidentiality of proprietary information, and other items. There is an ongoing program to assess compliance with these policies.

The Audit Committee of the Company's Board of Directors consists solely of outside directors. The Audit Committee meets periodically with management and the independent public accountants to discuss audit, financial reporting, and related matters. Arthur Andersen LLP and the Company's internal auditors have direct access to the Audit Committee.

Orlando B. Hanselman
Chairman,
President & CEO

Jeffrey A. Stopko
Senior Vice President &
Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP

To the Stockholders and Board of Directors of AmeriServ Financial, Inc.:

We have audited the accompanying consolidated balance sheets of AmeriServ Financial, Inc. (a Pennsylvania corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmeriServ Financial, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note #21 to the financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities.

Pittsburgh, Pennsylvania
January 22, 2002

Arthur Andersen LLP

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MANAGEMENT'S DISCUSSION & ANALYSIS

AMERISERV FINANCIAL, INC.

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Common Stock

AmeriServ Financial, Inc's Common Stock is traded on the NASDAQ National Market System under the symbol ASRV. The following table sets forth the actual high and low closing prices and the cash dividends declared per share for the periods indicated:

	CLOSING PRICES *High*	*Low*	*Cash Dividends Declared*
Year ended December 31, 2001:			
First Quarter	$ 4.63	$3.88	$0.09
Second Quarter	5.80	4.20	0.09
Third Quarter	5.90	4.60	0.09
Fourth Quarter	4.90	4.30	0.09
Year ended December 31, 2000:			
First Quarter	$12.61	$8.25	$0.15
Second Quarter	7.00	3.38	0.09
Third Quarter	5.00	3.56	0.09
Fourth Quarter	4.50	3.78	0.09

The following table sets forth the high and low closing prices and the cash dividends declared per share for the periods indicated with the First Quarter of 2000 adjusted for the spin-off of Three Rivers Bank:

	CLOSING PRICES *High*	*Low*	*Cash Dividends Declared*
Year ended December 31, 2001:			
First Quarter	$ 4.63	$3.88	$0.09
Second Quarter	5.80	4.20	0.09
Third Quarter	5.90	4.60	0.09
Fourth Quarter	4.80	4.30	0.09
Year ended December 31, 2000:			
First Quarter	$ 6.45	$4.21	$0.09
Second Quarter	7.00	3.38	0.09
Third Quarter	5.00	3.56	0.09
Fourth Quarter	4.50	3.78	0.09

AMERISERV FINANCIAL, INC.

SELECTED TEN-YEAR CONSOLIDATED FINANCIAL DATA

At or for the year ended December 31	2001	2000	1999
	(Dollars in thousands, except per share data and ratios)		
Summary of Income Statement Data:			
Total interest income	$ 81,659	$ 107,298	$ 165,188
Total interest expense	53,461	69,839	99,504
Net interest income	28,198	37,459	65,684
Provision for loan losses	1,350	2,096	1,900
Net interest income after provision for loan losses	26,848	35,363	63,784
Total non-interest income	18,075	16,609	24,374
Total non-interest expense	42,536	51,734	60,815
Income before income taxes, extraordinary item and cumulative effect of change in accounting principle	2,387	238	27,343
Provision (benefit) for income taxes	412	(1,478)	6,922
Income before extraordinary item, cumulative effect of change in accounting principle	1,975	1,716	20,421
Cumulative effect of change in accounting principle	—	—	—
Net income	$ 1,975	$ 1,716	$ 20,421
Net income applicable to common stock	$ 1,975	$ 1,716	$ 20,421
Per Common Share Data:[1]			
Basic earnings per share	$ 0.15	$ 0.13	$ 1.53
Diluted earnings per share	0.15	0.13	1.52
Cash dividends declared	0.36	0.42	0.59
Book value at period end	5.83	5.83	8.46
Balance Sheet and Other Data:			
Total assets	$1,198,859	$1,254,261	$2,467,479
Loans and loans held for sale, net of unearned income	599,481	590,271	1,095,804
Allowance for loan losses	5,830	5,936	10,350
Investment securities available for sale	498,626	550,232	1,187,335
Investment securities held to maturity	—	—	—
Deposits	676,346	659,064	1,230,941
Total borrowings	424,665	500,580	1,099,842
Stockholders' equity	79,490	78,407	112,557
Full-time equivalent employees	475	477	745
Selected Financial Ratios:			
Return on average total equity	2.44%	2.11%	15.48%
Return on average assets	0.15	0.11	0.83
Loans and loans held for sale, net of unearned income, as a percent of deposits, at period end	88.64	89.56	89.02
Ratio of average total equity to average assets	6.32	5.20	5.39
Common stock cash dividends as a percent of net income applicable to common stock	247.29	327.27	38.51
Common and preferred stock cash dividends as a percent of net income	247.29	327.27	38.51
Interest rate spread	2.08	2.26	2.59
Net interest margin	2.45	2.63	2.96
Allowance for loan losses as a percentage of loans and loans held for sale, net of unearned income, at period end	0.97	1.01	0.94
Non-performing assets as a percentage of loans and loans held for sale and other real estate owned, at period end	1.67	1.01	1.21
Net charge-offs as a percentage of average loans and loans held for sale	0.26	0.21	0.21
Ratio of earnings to fixed charges and preferred dividends:[2]			
Excluding interest on deposits	1.07x	1.01x	1.47x
Including interest on deposits	1.04	1.00	1.27
One year GAP ratio, at period end	1.30	1.01	0.59

(1) All per share and share data have been adjusted to reflect a 3 for 1 stock split in the form of a 200% stock dividend which was distributed on July 31, 1998, to shareholders of record on July 16, 1998.

(2) The ratio of earnings to fixed charges and preferred dividends is computed by dividing the sum of income before taxes, fixed charges, and preferred dividends by the sum of fixed charges and preferred dividends. Fixed charges represent interest expense and are shown as both excluding and including interest on deposits.

SELECTED TEN-YEAR CONSOLIDATED FINANCIAL DATA (CONTINUED)

1998	1997	1996	1995	1994	1993	1992
(Dollars in thousands, except per share data and ratios)						
$ 158,958	$ 154,788	$ 137,333	$ 129,715	$ 102,811	$ 85,735	$ 82,790
93,728	87,929	76,195	73,568	46,993	36,250	38,349
65,230	66,859	61,138	56,147	55,818	49,485	44,441
600	158	90	285	(2,765)	2,400	2,216
64,630	66,701	61,048	55,862	58,583	47,085	42,225
23,689	20,203	18,689	16,543	8,187	10,150	8,346
59,520	54,104	52,474	50,557	49,519	40,715	36,248
28,799	32,800	27,263	21,848	17,251	16,520	14,323
7,655	9,303	7,244	6,045	5,931	5,484	5,440
21,144	23,497	20,019	15,803	11,320	11,036	8,883
—	—	—	—	—	1,452	—
$ 21,144	$ 23,497	$ 20,019	$ 15,803	$ 11,320	$ 12,488	$ 8,883
$ 21,144	$ 23,497	$ 20,019	$ 15,803	$ 11,320	$ 12,385	$ 7,710
$ 1.51	$ 1.56	$ 1.28	$ 0.96	$ 0.73	$ 0.93	$ 0.89
1.48	1.54	1.28	0.96	0.73	0.91	0.84
0.60	0.53	0.46	0.35	0.32	0.29	0.25
10.48	10.77	9.97	9.45	8.19	8.22	7.69
$2,377,081	$2,239,110	$2,087,112	$1,885,372	$1,788,890	$1,241,521	$1,139,855
1,066,321	989,575	939,726	834,634	868,004	727,186	648,915
10,725	12,113	13,329	14,914	15,590	15,260	13,752
661,491	580,115	455,890	427,112	259,462	428,712	366,888
508,142	536,608	546,318	463,951	524,638	—	—
1,176,291	1,139,527	1,138,738	1,177,858	1,196,246	1,048,866	997,591
1,026,570	913,056	770,102	534,182	432,735	60,322	48,461
141,670	158,180	151,917	150,492	137,136	116,615	82,971
762	765	759	742	780	665	644
14.13%	15.00%	13.36%	11.03%	8.92%	11.46%	11.41%
0.93	1.09	1.03	0.87	0.75	1.03	0.85
87.09	86.84	82.52	70.86	72.56	69.33	65.05
6.58	7.28	7.69	7.85	8.39	8.96	7.48
41.00	34.00	35.28	36.43	44.57	32.28	27.16
41.00	34.00	35.28	36.43	44.57	32.84	37.64
2.58	2.97	3.06	2.94	3.47	3.72	3.93
3.17	3.43	3.52	3.45	4.03	4.34	4.58
1.01	1.22	1.42	1.79	1.80	2.10	2.12
0.77	0.89	0.92	1.13	0.91	0.89	1.58
0.19	0.14	0.20	0.08	0.04	0.13	0.58
1.54x	1.72x	1.79x	1.77x	2.34x	5.26x	4.05x
1.31	1.37	1.36	1.30	1.37	1.45	1.36
1.03	0.88	0.79	0.86	0.79	1.10	1.14

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following table sets forth certain unaudited quarterly consolidated financial data regarding the Company:

2001 Quarter Ended	Dec. 31	Sept. 30	June 30	March 31
	(In thousands, except per share data)			
Interest income	$18,923	$20,565	$20,997	$21,174
Non-interest income	4,778	5,311	3,656	4,330
Total revenue	23,701	25,876	24,653	25,504
Interest expense	11,883	13,698	13,821	14,059
Provision for loan losses	390	315	330	315
Non-interest expense	10,940	11,628	9,708	10,260
Income before income taxes	488	235	794	870
Provision (benefit) for income taxes	87	(5)	156	174
Net income	$ 401	$ 240	$ 638	$ 696
Basic earnings per common share	$ 0.03	$ 0.02	$ 0.05	$ 0.05
Diluted earnings per common share	0.03	0.02	0.05	0.05
Cash dividends declared per common share	0.09	0.09	0.09	0.09

2000 Quarter Ended	Dec. 31	Sept. 30	June 30	March 31
	(In thousands, except per share data)			
Interest income	$21,414	$22,039	$22,373	$41,472
Non-interest income	3,970	4,447	4,291	3,901
Total revenue	25,384	26,486	26,664	45,373
Interest expense	14,390	14,701	14,635	26,113
Provision for loan losses	1,424	249	174	249
Non-interest expense	12,691	10,280	11,766	16,997
Income (loss) before income taxes	(3,121)	1,256	89	2,014
Provision (benefit)for income taxes	(1,163)	203	79	(597)
Net income (loss)	$(1,958)	$ 1,053	$ 10	$ 2,611
Basic earnings per common share	$ (0.15)	$ 0.08	$ —	$ 0.20
Diluted earnings per common share	(0.15)	0.08	—	0.20
Cash dividends declared per common share	0.09	0.09	0.09	0.15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("M. D. & A.")

The following discussion and analysis of financial condition and results of operations of AmeriServ Financial should be read in conjunction with the consolidated financial statements of AmeriServ Financial, including the related notes thereto, included elsewhere herein.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

PERFORMANCE OVERVIEW...The following tables summarize some of the Company's key performance indicators for each of the past three years. The Company successfully spun-off its Three Rivers Bank subsidiary on April 1, 2000. Consequently, the Company's financial results for 2001 exclude Three Rivers Bank while the financial results for 2000 include Three Rivers Bank for the first quarter of that year. The financial results for 1999 include Three Rivers Bank for the entire period. The pro forma results exclude Three Rivers Bank from all financial data to allow for more meaningful comparability. Cash performance results exclude amortization related to goodwill and core deposit intangibles net of applicable income tax effects. While mortgage servicing impairment charges are non-cash at the time of recognition, they are by industry definition not excluded from cash performance.

Year ended December 31	**2001**	2000	1999
	(In thousands, except per share data and ratios)		
Net income	**$1,975**	$1,716	$20,421
Diluted earnings per share	**0.15**	0.13	1.52
Return on average equity	**2.44%**	2.11%	15.48%
Cash Performance Data:			
Cash earnings	**$4,440**	$4,116	$23,127
Cash earnings per diluted share	**0.33**	0.31	1.72
Return on average equity	**5.50%**	5.06%	17.53%

Pro Forma *Year ended December 31*	**2001**	2000	1999
	(In thousands, except per share data and ratios)		
Total interest income	**$81,659**	$89,198	$94,371
Total interest expense	**53,461**	58,828	58,422
Net interest income	**28,198**	30,370	35,949
Provision for loan losses	**1,350**	1,946	1,600
Total non-interest income	**18,075**	15,986	18,721
Total non-interest expense	**42,536**	45,262	39,787
Net income	**$ 1,975**	$ 184	$10,451
Diluted earnings per share	**0.15**	0.02	0.78
Return on average equity	**2.44%**	0.26%	13.70%
Cash Performance Data:			
Cash earnings	**$ 4,440**	$ 2,589	$12,865
Cash earnings per diluted share	**0.33**	0.19	0.96
Return on average equity	**5.50%**	3.70%	16.86%

The Company's net income for 2001 totaled $2.0 million or $0.15 per diluted share. The 2001 financial performance represents an improvement from both the $1.7 million or $0.13 per diluted share actual performance and the $184,000 or $0.02 per diluted share pro forma performance for 2000. Cash earnings per share for 2001 totaled $0.33 compared to $0.31 on an actual basis and $0.19 on a pro forma basis for 2000.

The return on equity performance comparatives are also favorable despite higher average equity balances in 2001. The higher equity balances reflect increased other comprehensive income within the capital section of the balance sheet due to the improvement in value of the available for sale investment securities portfolio as a result of the lower interest rate environment experienced in 2001.

Factors that contributed to the higher net income in 2001 included increased non-interest income, lower non-interest expense, and a reduced provision for loan losses. Specifically, non-interest income increased by $1.5 million on an actual basis and $2.1 million on a pro forma basis due primarily to increased gains generated on asset sales in 2001. Non-interest expense declined by $9.2 million on an actual basis and $2.7 million on a pro forma basis in 2001. The lower non-interest expense was driven primarily by reduced salaries and employee benefit costs and the non-recurrence of $2.6 million in costs incurred for the Three Rivers Bank spin-off during 2000. The provision for loan losses declined by $746,000 in 2001 as the Company took action to strengthen its allowance for loan losses in the fourth quarter of 2000 due to a problem commercial trucking lease that the Company worked out during 2001.

These positive items were partially offset by reduced net interest income and higher income tax expense. An 18 basis point reduction in the net interest margin and a reduced level of earning assets caused net interest income to decline by $9.3 million on an actual basis and $2.2 million on a pro forma basis from the 2000 level. The higher income tax expense reflects a more typical income tax provision in 2001. The Company benefited from a reduction in income tax expense of $925,000 on an actual basis and $275,000 on a pro forma basis in 2000 due to the successful conclusion of an Internal Revenue Service examination of the Company's tax returns.

The Company's net income for 2000 totaled $1.7 million or $0.13 per diluted share. AmeriServ Financial expensed all costs incurred to complete the Three Rivers Bank spin-off during 2000. These non-recurring spin-off costs amounted to $2.6 million. The Company's 2000 financial performance was also negatively impacted by a $1.5 million charge to exit the wholesale mortgage production business. This charge was recorded in the fourth quarter of 2000 due to the December 20th receipt of a favorable supplemental private letter ruling from the IRS which ensured that the tax-free treatment of the Three Rivers Bank spin-off would not be jeopardized by this action. On a pro forma basis, the Company's earnings totaled $184,000 or $0.02 per diluted share for the year 2000. The Company's financial performance for the year 2000 on both an actual and pro forma basis represents a decrease from the $20.4 million or $1.52 per diluted share actual performance or $10.5 million or $0.78 per diluted share pro forma performance for 1999.

Other factors that contributed to the lower earnings in 2000 included reduced net interest income, an increased loan loss provision, and a lower level of non-interest income. The lower non-interest income resulted primarily from reduced gains on asset sales as the Company benefited from a $1.6 million gain on the sale of its credit card portfolio and a $540,000 gain on the sale of a small marginally profitable branch office in 1999. The higher interest rate environment in 2000 also contributed to reduced gains on mortgage loan sales and the realization of $952,000 in losses on investment security sales due to the Company's decision to delever its balance sheet. A 33 basis point reduction in the net interest margin and a reduced level of earning assets caused net interest income to decline by $28 million on an actual basis and $5.6 million from the pro forma 1999 level. Actions taken by the Company to strengthen its allowance for loan losses in the fourth quarter of 2000 contributed to the higher loan loss provision. These negative items were partially offset by reduced income tax expense.

NET INTEREST INCOME AND MARGIN. . .The Company's net interest income represents the amount by which interest income on earning assets exceeds interest paid on interest bearing liabilities. Net interest income is a primary source of the Company's earnings; it is affected by interest rate fluctuations as well as changes in the amount and mix of earning assets and interest bearing liabilities. The following tables summarize the Company's net interest income performance for each of the past three years on both an actual and pro forma basis:

Year ended December 31	2001	2000	1999
	(In thousands, except ratios)		
Interest income	$81,659	$107,298	$165,188
Interest expense	53,461	69,839	99,504
Net interest income	28,198	37,459	65,684
Tax-equivalent adjustment	1,023	1,688	3,079
Net tax-equivalent interest income	$29,221	$ 39,147	$ 68,763
Net interest margin	2.45%	2.63%	2.96%

Pro Forma *Year ended December 31*	2001	2000	1999
	(In thousands, except ratios)		
Interest income	$81,659	$ 89,198	$ 94,371
Interest expense	53,461	58,828	58,422
Net interest income	28,198	30,370	35,949
Tax-equivalent adjustment	1,023	1,481	2,138
Net tax-equivalent interest income	$29,221	$ 31,851	$ 38,087
Net interest margin	2.45%	2.59%	2.88%

2001 NET INTEREST PERFORMANCE OVERVIEW. . .The Company's 2001 net interest income on a tax-equivalent basis decreased by $2.6 million or 8.3% from the pro forma 2000 level due to a combination of a reduced net interest margin and a lower volume of earning assets. A 14 basis point drop in the net interest margin was caused by a 44 basis point decrease in the earning asset yield which more than offset a decline of 27 basis points in the cost of funds. The lower volume of earning assets resulted from a decline in both average loans and investment securities outstanding. Accelerated asset prepayments were a key factor responsible for both the lower earning asset yield and the drop in total earning assets. The trends noted on a pro forma basis were also experienced on an actual basis with the volume of earning asset shrinkage magnified due to the spin-off of Three Rivers Bank. On an actual basis tax-equivalent net interest income declined by $9.9 million or 25.4%.

Deposit Composition
As Of December 31, 2001


14%
20%
21%
45%
DDA
Savings & NOW
CD's
Money Market

COMPONENT CHANGES IN NET INTEREST INCOME: 2001 VERSUS 2000. . .Regarding the separate components of net interest income, the Company's total tax-equivalent interest income for 2001 decreased by $8.0 million or 8.8% when compared to the 2000 pro forma level. This decrease was due to a $37 million decline in the volume of earning assets and a 44 basis point drop in the earning asset yield. Within the earning asset base, the yield on the total investment securities portfolio dropped by 43 basis points to 6.09% while the yield on the total loan portfolio decreased by 31 basis points to 7.97%. Both of these declines reflect the lower interest rate environment in place in 2001 as the Federal Reserve reduced the federal funds rate by an unprecedented 475 basis points during 2001 in an effort to stimulate economic growth.

These significant rate reductions caused accelerated asset prepayments as borrowers elected to refinance their higher fixed rate loans into lower cost borrowings. Total average loans outstanding were $40 million or 6.7% lower in 2001 when compared to

Liability Funding Mix
At December 31, 2001


7%
36%
57%
Deposits
Borrowings
Equity

2000. Within the loan portfolio, $18 million of this decline in average loans outstanding resulted from the Company's decision to exit the wholesale mortgage production business. The remainder of the decline is due to loan pay-offs exceeding new production due to the previously mentioned heightened prepayment activity. Average investment securities outstanding declined by a more modest $9 million or 1.4% due predominantly to fourth quarter activity. The Company realized $1.1 million of security gains by taking advantage of the lower interest rate environment to reposition and reduce the size of its investment portfolio during the fourth quarter of 2001.

The Company's total interest expense for 2001 decreased by $5.4 million or 9.1% when compared to the 2000 pro forma level. This reduction in interest expense was due to a lower volume of interest bearing liabilities (specifically borrowed funds) and a reduced cost of funds. Total average borrowed funds were $48 million lower in 2001 as fewer borrowings were needed to fund a smaller earning asset base.

The total cost of funds declined by 27 basis points to 4.89% and was driven down by a reduced cost of deposits. Specifically, the cost of interest bearing deposits decreased by 46 basis points to 3.73% due to a lower cost for money market deposits. The lower deposit costs did not have any negative impact on the Company's deposit generation strategies as total average deposits were $8 million or 1.1% higher in 2001 compared to 2000.(See further discussion under Balance Sheet section of the MD&A).

The Company's cost of FHLB advances and other short-term borrowings averaged 6.05% in 2001 compared to 6.02% in pro forma 2000. The modest increase in borrowing cost during a period of sharply declining interest rates reflects strategies previously executed by the Company to hedge and fix its borrowings cost. Fixed rate swaps, which had protected the Company during the rising interest rate environment in the year 2000, kept the cost of funds from reducing proportionately during this year. However, the late October 2001 maturity of $100 million of interest rate swaps that had fixed the Company's cost of certain borrowings at 6.42% helped reverse the quarterly net interest margin compression trend that the Company had experienced during the first three quarters of 2001. Specifically, the Company's net interest margin expanded by 14 basis points to 2.49% during the fourth quarter of 2001. Looking into 2002, the Company expects to get further significant cost of funds relief in April 2002 when an $80 million interest rate swap that has fixed the cost of certain borrowings at 6.92% will mature. Assuming a minimum 300 basis point reduction in cost due to the expiration of this interest rate swap, the Company will realize a $2.4 million interest expense reduction over a twelve-month period. This interest rate swap maturity, combined with anticipated loan and deposit growth, should cause net interest margin expansion in 2002.

Liability Funding Mix
At December 31, 2000


7%
40%
53%
Deposits
Borrowings
Equity

It is recognized that interest rate risk does exist from the Company's use of borrowed funds to purchase investment securities to leverage the balance sheet. To neutralize a portion of this risk, the Company has executed hedging transactions which help fix the variable funding costs associated with the use of short-term borrowings to fund earning assets. (See further discussion under Note #21.)

Additionally, the maximum amount of leveraging the Company can execute is controlled by internal policy requirements to maintain a minimum asset leverage ratio of no less than 6.0% (see further discussion under Capital Resources), to limit net interest income variability to ±7.5% and net income variability to ±20% over a twelve month period(see further discussion under Interest Rate Sensitivity), and to limit total FHLB advances and short-term borrowings to no more than 40% of total assets. As a result of investment security sales executed during the fourth quarter of 2001, the Company's ratio of FHLB advances and short-term borrowings to total assets declined to 32.5% at December 31, 2001 compared to 37.0% at December 31, 2000. The total revenue contribution from leverage assets (including investment security gains and

Loan Portfolio Composition
At December 31, 2001


5%
21%
39%
35%
Commercial
Commercial Secured by Real Estate
Real Estate - Mortgage
Consumer

losses) amounted to $1.6 million in 2001 compared to $1.7 million for the 2000 pro forma results. Since its inception in 1995, the leverage program has produced total pre-tax revenue of $32.6 million.

2000 NET INTEREST PERFORMANCE OVERVIEW...The Company's pro forma net interest income on a tax-equivalent basis decreased by $6.2 million or 16.4% from 1999 due to a combination of a reduced net interest margin and a lower volume of earning assets. A 29 basis point drop in the net interest margin was caused by a 45 basis point increase in the cost of funds due to higher costs for both borrowings and deposits. This increase in the cost of funds more than offset the benefit of a 10 basis point increase in the earning asset yield due to a higher loan portfolio yield. The lower volume of earning assets resulted from a reduced volume of investment securities due to management's decision to delever the balance sheet in 2000. The same trends noted on a pro forma basis were also experienced on an actual basis with the volume of earning asset shrinkage magnified due to the spin-off of Three Rivers Bank. On an actual basis tax-equivalent net interest income declined by $29.6 million or 43%.

COMPONENT CHANGES IN NET INTEREST INCOME: 2000 VERSUS 1999...Regarding the separate components of net interest income, the Company's total pro forma tax-equivalent interest income for 2000 decreased by $5.8 million or 6.0% when compared to 1999. This decrease was due to the previously mentioned decline in the volume of earning assets. Total average earning assets were $96 million lower in 2000 due to a $104 million or 14.6% decrease in investment securities which more than offset a $5 million or 0.8% increase in total loans. Management delevered the securities portfolio through a combination of securities sales and cash flow from mortgage-backed securities pay-downs. The Company used this cash from the securities portfolio to primarily paydown short-term borrowings and reduce the Company's exposure to rising short-term interest rates. Within the loan portfolio, the Company was able to achieve modest loan growth in the commercial and commercial mortgage loan categories which more than offset lower balances of residential mortgage and consumer loans due to the higher interest rate environment. This shift within the loan portfolio towards higher yielding commercial loans was a key factor contributing to the 16 basis point improvement in the total loan portfolio yield to 8.28%. The yield on total investment securities decreased by 11 basis points to 6.52% as during the majority of 2000 slower prepayment speeds extended the duration of the portfolio and limited opportunities to purchase new higher yielding securities. The Company, however, was able to execute some investment portfolio repositioning strategies late in the fourth quarter which shortened the duration of the portfolio in 2001. The same factors causing the pro forma decrease in interest income also contributed to a $57.9 million or 35% decrease in actual interest income. The main factor causing the decrease in actual interest income, however, was a lower earning asset base due to the TRB spin-off.

Loan Portfolio Composition
At December 31, 2000


4%
20%
43%
33%
Commercial
Commercial Secured by Real Estate
Real Estate - Mortgage
Consumer

The Company's actual interest expense for 2000 declined by $29.7 million or 30% due to the TRB spin-off. The Company's total pro forma interest expense for 2000 increased by $406,000 when compared to 1999. This higher pro forma interest expense was due primarily to a 45 basis point increase in the cost of funds to 5.16% which caused interest expense to rise by $5.6 million. Interest rates, particularly short-term rates such as fed funds and 90 day libor, were 125 basis points higher in 2000 compared to 1999. These higher interest rates contributed to a 58 basis point increase in the cost of borrowings to 6.02% and a 44 basis point increase in the cost of interest bearing deposits to 4.19%. This increased interest expense resulting from higher rates more than offset a $5.2 million reduction in interest expense resulting from a lower volume of interest bearing liabilities. Specifically, total borrowed funds were $90 million lower in 2000 due to the previously discussed balance sheet deleverage strategy.

Despite the increased use of off-balance sheet products to hedge borrowing costs and the deleverage of the borrowed funds position, the net spread earned on the Company's leveraged assets declined from 1.04% in 1999 to 0.45% in 2000. The total revenue contribution (including security gains and losses) from the leveraged assets declined from $10.4 million in 1999 to $1.8 million in 2000. On a pro forma basis, the revenue contribution from leveraged assets declined by $5.0 million from $6.7 million in 1999 to $1.7 million in 2000.

The tables that follow provide an analysis of net interest income on a tax-equivalent basis setting forth (i) average assets, liabilities, and stockholders' equity, (ii) interest income earned on interest earning assets and interest expense paid on interest bearing liabilities, (iii) average yields earned on interest earning assets and average rates paid on interest bearing liabilities, (iv) interest rate spread (the difference between the average yield earned on interest earning assets and the average rate paid on interest bearing liabilities), and (v) net interest margin (net interest income as a percentage of average total interest earning assets). For purposes of these tables, loan balances include non-accrual loans and interest income on loans includes loan fees or amortization of such fees which have been deferred, as well as, interest recorded on non-accrual loans as cash is received. Additionally, a tax rate of approximately 35% is used to compute tax-equivalent yields. The pro forma table excludes Three Rivers Bank.

Year ended December 31	2001			2000			1999		
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
				(In thousands, except percentages)					
Interest earning assets:									
Loans, net of unearned income	$ 563,392	$45,568	7.97%	$ 722,663	$ 60,517	8.25%	$1,063,409	$ 87,544	8.12%
Deposits with banks	17,173	552	3.17	5,729	212	3.64	4,115	121	2.91
Federal funds sold and securities purchased under agreements to resell	1,087	32	2.97	1,056	70	6.54	—	—	—
Investment securities:									
Available for sale	599,427	36,530	6.09	741,335	48,187	6.50	736,221	47,113	6.40
Held to maturity	—	—	—	—	—	—	502,239	33,489	6.67
Total investment securities	599,427	36,530	6.09	741,335	48,187	6.50	1,238,460	80,602	6.50
Total interest earning assets/interest income	1,181,079	82,682	6.97	1,470,783	108,986	7.37	2,305,984	168,267	7.27
Non-interest earning assets:									
Cash and due from banks	21,627			24,725			38,585		
Premises and equipment	13,348			14,918			18,835		
Other assets	68,192			63,191			96,675		
Allowance for loan losses	(5,798)			(6,705)			(10,998)		
TOTAL ASSETS	$1,278,448			$1,566,912			$2,449,081		
Interest bearing liabilities:									
Interest bearing deposits:									
Interest bearing demand	$ 47,530	$ 434	0.91%	$ 58,424	$ 569	0.97%	$ 93,399	$ 925	0.99%
Savings	91,926	1,401	1.52	112,829	1,775	1.57	171,783	2,802	1.63
Money market	134,799	3,654	2.71	142,903	6,650	4.65	182,395	6,305	3.46
Other time	303,135	16,053	5.30	383,657	20,275	5.28	619,392	31,118	5.03
Total interest bearing deposits	577,390	21,542	3.73	697,813	29,269	4.19	1,066,969	41,150	3.86
Federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings	54,217	1,950	3.60	119,184	6,858	5.67	215,613	11,037	5.12
Advances from Federal Home Loan Bank	423,767	26,961	6.36	508,503	30,608	6.02	795,720	43,946	5.52
Guaranteed junior subordinated deferrable interest debentures	34,500	2,960	8.58	34,500	2,960	8.58	34,500	2,960	8.58
Long-term debt	2,543	48	1.89	4,037	144	3.57	8,336	411	4.93
Total interest bearing liabilities/interest expense	1,092,417	53,461	4.89	1,364,037	69,839	5.11	2,121,138	99,504	4.69
Non-interest bearing liabilities:									
Demand deposits	91,033			105,824			170,891		
Other liabilities	14,217			15,628			25,125		
Stockholders' equity	80,781			81,423			131,927		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,278,448			$1,566,912			$2,449,081		
Interest rate spread			2.08			2.26			2.59
Net interest income/net interest margin		29,221	2.45%		39,147	2.63%		68,763	2.96%
Tax-equivalent adjustment		(1,023)			(1,688)			(3,079)	
Net interest income		$28,198			$ 37,459			$ 65,684	

Pro Forma *Year ended December 31*	2001			2000			1999		
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
				(In thousands, except percentages)					
Interest earning assets:									
Loans, net of unearned income	$ 563,392	$45,568	7.97%	$ 603,761	$50,743	8.28%	$ 599,093	$49,208	8.12%
Deposits with banks	17,173	552	3.17	5,543	207	3.68	3,232	97	2.95
Federal funds sold and securities purchased under agreements to resell	1,087	32	2.97	1,055	70	6.54	—	—	—
Investment securities:									
Available for sale	599,427	36,530	6.09	608,018	39,659	6.52	711,793	47,204	6.63
Total investment securities	599,427	36,530	6.09	608,018	39,659	6.52	711,793	47,204	6.63
Total interest earning assets/interest income	1,181,079	82,682	6.97	1,218,377	90,679	7.41	1,314,118	96,509	7.31
Non-interest earning assets:									
Cash and due from banks	21,627			20,802			21,582		
Premises and equipment	13,348			13,568			13,743		
Other assets	68,192			59,415			73,061		
Allowance for loan losses	(5,798)			(5,442)			(5,187)		
TOTAL ASSETS	$1,278,448			$1,306,720			$1,417,317		
Interest bearing liabilities:									
Interest bearing deposits:									
Interest bearing demand	$ 47,530	$ 434	0.91%	$ 47,909	$ 479	1.00%	$ 49,630	$ 497	1.00%
Savings	91,926	1,401	1.52	96,758	1,461	1.51	105,278	1,589	1.51
Money market	134,799	3,654	2.71	130,060	6,282	4.83	124,848	4,609	3.69
Other time	303,135	16,053	5.30	301,143	15,972	5.27	303,478	15,175	5.00
Total interest bearing deposits	577,390	21,542	3.73	575,870	24,194	4.19	583,234	21,870	3.75
Federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings	54,217	1,950	3.60	105,927	6,100	5.76	153,878	7,798	5.07
Advances from Federal Home Loan Bank	423,767	26,961	6.36	418,907	25,484	6.08	461,013	25,661	5.57
Guaranteed junior subordinated deferrable interest debentures	34,500	2,960	8.58	34,500	2,960	8.58	34,500	2,960	8.58
Long-term debt	2,543	48	1.89	3,466	90	2.60	5,637	133	2.36
Total interest bearing liabilities/interest expense	1,092,417	53,461	4.89	1,138,670	58,828	5.16	1,238,262	58,422	4.71
Non-interest bearing liabilities:									
Demand deposits	91,033			84,989			87,449		
Other liabilities	14,217			13,069			15,304		
Stockholders' equity	80,781			69,992			76,302		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,278,448			$1,306,720			$1,417,317		
Interest rate spread			2.08			2.25			2.60
Net interest income/net interest margin		29,221	2.45%		31,851	2.59%		38,087	2.88%
Tax-equivalent adjustment		(1,023)			(1,481)			(2,138)	
Net interest income		$28,198			$30,370			$35,949	

The average balance and yield on taxable securities was $571 million and 6.10%, $666 million and 6.53%, and $1,075 million and 6.49% for 2001, 2000, and 1999, respectively. The average balance and tax-equivalent yield on tax-exempt securities was $29 million and 6.0%, $74 million and 6.21%, and $163 million and 6.57% for 2001, 2000, and 1999, respectively.

Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. The table below sets forth an analysis of volume and rate changes in net interest income on a tax-equivalent basis. For purposes of this table, changes in interest income and interest expense are allocated to volume and rate categories based upon the respective percentage changes in average balances and average rates. Changes in net interest income that could not be specifically identified as either a rate or volume change were allocated proportionately to changes in volume and changes in rate.

	2001 vs. 2000			2000 vs. 1999		
	Increase (decrease) due to change in:			Increase (decrease) due to change in:		
	Average Volume	Average Rate	Total	Average Volume	Average Rate	Total
			(In thousands)			
Interest earned on:						
Loans, net of unearned income	$(12,954)	$(1,995)	$(14,949)	$(28,448)	$ 1,421	$(27,027)
Deposits with banks	363	(23)	340	56	35	91
Federal funds sold and securities purchased under agreements to resell	2	(40)	(38)	70	—	70
Investment securities	(8,768)	(2,889)	(11,657)	(32,415)	—	(32,415)
Total interest income	(21,357)	(4,947)	(26,304)	(60,737)	1,456	(59,281)
Interest paid on:						
Interest bearing demand deposits	(101)	(34)	(135)	(338)	(18)	(356)
Savings deposits	(319)	(55)	(374)	(928)	(99)	(1,027)
Money market	(359)	(2,637)	(2,996)	(586)	931	345
Other time deposits	(4,300)	78	(4,222)	(12,623)	1,780	(10,843)
Federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings	(2,939)	(1,969)	(4,908)	(5,407)	1,228	(4,179)
Advances from Federal Home Loan Bank	(5,517)	1,870	(3,647)	(17,806)	4,468	(13,338)
Long-term debt	(42)	(54)	(96)	(174)	(93)	(267)
Total interest expense	(13,577)	(2,801)	(16,378)	(37,862)	8,197	(29,665)
Change in net interest income	$ (7,780)	$(2,146)	$ (9,926)	$(22,875)	$ (6,741)	$(29,616)

LOAN QUALITY. . .AmeriServ Financial's written lending policies require underwriting, loan documentation, and credit analysis standards to be met prior to funding any loan. After the loan has been approved and funded, continued periodic credit review is required. Credit reviews are mandatory for all commercial loans and for all commercial mortgages in excess of $500,000 within a 12-month period. In addition, due to the secured nature of residential mortgages and the smaller balances of individual installment loans, sampling techniques are used on a continuing basis for credit reviews in these loan areas. The following table sets forth information concerning AmeriServ Financial's loan delinquency and other non-performing assets. At all dates presented, the Company had no troubled debt restructurings which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates:

Non-performing Assets as a Percentage of Loans and OREO at December 31


2.00%
1.60%
1.20%
0.80%
0.40%
0.00%
1997
1998
1999
2000
2001

At December 31	2001	2000	1999
	(In thousands, except percentages)		
Total loan delinquency (past due 30 to 89 days)	$11,905	$6,424	$ 9,931
Total non-accrual loans	9,303	5,803	4,928
Total non-performing assets[1]	10,044	5,961	13,359
Loan delinquency as a percentage of total loans and loans held for sale, net of unearned income	1.99%	1.09%	0.91%
Non-accrual loans as a percentage of total loans and loans held for sale, net of unearned income	1.55	0.98	0.45
Non-performing assets as a percentage of total loans and loans held for sale, net of unearned income, and other real estate owned	1.67	1.01	1.21

(1) Non-performing assets are comprised of (i) loans that are on a non-accrual basis, (ii) loans that are contractually past due 90 days or more as to interest and principal payments of which some are insured for credit loss, and (iii) other real estate owned. All loans, except for loans that are insured for credit loss, are placed on non-accrual status immediately upon becoming 90 days past due in either principal or interest.

The Company's level of non-performing assets totaled $10.0 million or 1.67% of total loans at December 31, 2001 compared to $6.0 million or 1.01% of total loans at year-end 2000. The $4 million increase is due to a combination of higher non-accrual commercial and residential mortgage loans due to the weaker economic conditions in 2001. These weaker economic conditions also contributed to the increase in total loan delinquency.

Of the Company's total $10.0 million of non-performing assets, $6.1 million are commercial loans and leases with thé remaining $3.9 million related to residential mortgage loans. There are 43 properties included in the $3.9 million of non-performing residential mortgages. All properties delinquent 60 days or more have been evaluated in conjunction with FFIEC regulations. Any charge-downs required based on this evaluation process occurred prior to December 31, 2001. The Company will seek to restore payments or foreclose upon the remaining balances. Minimal losses are expected from this portfolio, because historically residential mortgage losses for the Company have been less than 0.04%.

The $6.1 million in non-performing commercial loans and leases at December 31, 2001 include 10 accounts. Two of the 10 accounts total $5.5 million and represent 90% of the commercial non-performing balance. The first account is to a local logging company with $2.4 million in loans outstanding. This borrower declared Chapter 11 bankruptcy in the third quarter of 2001 as a result of a significant decline in business due to the slowing economy. The Company's position is secured by the lumber mill and related equipment along with government guarantees on portions of the loan balance from both the Small Business Administration and a program administered by the U.S.

Department of Agriculture. Inventory and receivables also secure a portion of the loan balance. Consequently, the Company believes its exposure to loss is limited due to the strong government guarantee position and therefore it has established an allocation of $220,000 within the loan loss reserve for this credit. It is expected that based upon the closure of the business in January 2002 that this will be converted to a Chapter 7 liquidation.

The second large commercial non-performing account is a lease for $3.1 million to AG Industries(AGI). AGI is a national company servicing contracts for hot metal companies such as National Steel, USX, and Weirton Steel. AGI filed for Chapter 11 bankruptcy on December 15, 2001. The Company's collateral is cranes and other steel servicing equipment located in five different AGI plants, four of which are operating at break-even or better. The bankruptcy court has set the sale date for the assets of AGI for March 4, 2002. While a specific allocation within the loan loss reserve of $821,000 had been established for this credit as of December 31, 2001, more recent information now indicates that the Company's losses may only be $200,000 to $400,000. In addition, it is anticipated that the March 4th auction will result in the sale of AGI assets which could reduce the Company's non-performing assets by $3.1 million by March 31, 2002.

Allowance for Loan Losses as a % of Total Non-performing Assets at December 31


150.00%
100.00%
50.00%
0.00%
1997
1998
1999
2000
2001

Between December 31, 1999, and December 31, 2000, total loan delinquency as a percentage of total loans increased modestly to 1.09%. Non-performing assets as a percentage of total loans declined from 1.21% to 1.01%. During the fourth quarter of 2000, one problem commercial lease with a balance of $3.2 million was transferred to non-accrual status. This commercial lease was to a trucking company which ceased business operations near year-end 2000; the lease was secured by titles to Mack tractors and flatbed trailers. The Company recorded a charge-off of $600,000 on this lease in the fourth quarter of 2000 and established approximately $800,000 of specific allocations within the loan loss reserve on this credit at December 31, 2000. The Company successfully completed the workout of this problem credit during 2001 as all remaining repossessed trucks were sold. The final charge-off amounted to $875,000 which was comparable with the specific reserve allocation.

The non-performing asset level at December 31, 1999 was largely due to a $6 million construction loan on a completed assisted living facility which Three Rivers Bank took possession of in the fourth quarter of 1999. A $500,000 charge-off on this property was recorded when it was moved into other real estate owned. This problem asset remained with Three Rivers Bank after the April 1, 2000, spin-off.

Loan Loss Provision as a Percentage of Average Loans


0.30%
0.20%
0.10%
0.00%
1997
1998
1999
2000
2001

ALLOWANCE AND PROVISION FOR LOAN LOSSES... As described in more detail in Note #1, the Company uses a comprehensive methodology and procedural discipline to maintain an allowance for loan losses to absorb inherent losses in the loan portfolio. The allowance can be summarized into three elements; 1) reserves established on specifically identified problem loans, 2) formula driven general reserves established for loan categories based upon historical loss experience and other qualitative factors which include delinquency and non-performing loan trends, economic trends, concentrations of credit, trends in loan volume, experience and depth of management, examination and audit results, effects of any changes in lending policies, and trends in policy exceptions, and 3) a general unallocated reserve which provides conservative positioning in the event of variance from our assessment of the previously listed qualitative factors, provides protection against credit risks resulting from other inherent risk factors contained in the bank's loan portfolio, and recognizes the model and estimation risk associated with the specific and formula driven allowances. Note that the qualitative factors used in the formula driven general reserves are evaluated quarterly (and revised if necessary) by the Company's management to establish allocations which accommodate each of the listed risk factors. The following table sets forth changes in the allowance for loan losses and certain ratios for the periods ended:

Year ended December 31	**2001**	2000	1999	1998	1997
	(In thousands, except ratios and percentages)				
Balance at beginning of year	**$ 5,936**	$ 10,350	$ 10,725	$ 12,113	$ 13,329
Reduction due to spin-off of TRB	—	(5,028)	—	—	—
Charge-offs:					
Commercial	**1,147**	792	1,802	899	1,040
Real estate-mortgage	**220**	1,038	625	359	202
Consumer	**453**	332	576	1,260	1,255
Total charge-offs	**1,820**	2,162	3,003	2,518	2,497
Recoveries:					
Commercial	**133**	53	295	113	529
Real estate-mortgage	**65**	451	199	132	262
Consumer	**166**	176	234	285	332
Total recoveries	**364**	680	728	530	1,123
Net charge-offs	**1,456**	1,482	2,275	1,988	1,374
Provision for loan losses	**1,350**	2,096	1,900	600	158
Balance at end of year	**$ 5,830**	$ 5,936	$ 10,350	$ 10,725	$ 12,113
Loans and loans held for sale, net of unearned income:					
Average for the year	**$563,392**	$722,633	$1,063,409	$1,019,215	$960,673
At December 31	**599,481**	590,271	1,095,804	1,066,321	989,575
As a percent of average loans and loans held for sale:					
Net charge-offs	**0.26%**	0.21%	0.21%	0.19%	0.14%
Provision for loan losses	**0.24**	0.29	0.18	0.06	0.02
Allowance for loan losses	**1.03**	0.82	0.97	1.05	1.26
Allowance as a percent of each of the following:					
Total loans and loans held for sale, net of unearned income	**0.97%**	1.01%	0.94%	1.01%	1.22%
Total delinquent loans (past due 30 to 89 days)	**48.97**	92.40	104.22	69.52	60.90
Total non-accrual loans	**62.67**	102.29	210.02	206.01	187.80
Total non-performing assets	**58.04**	99.58	77.48	130.22	136.75
Allowance as a multiple of net charge-offs	**4.01x**	4.01x	4.55x	5.39x	8.82x
Total classified loans	**$ 13,758**	$ 11,544	$ 24,049	$ 28,307	$ 26,184

The Company's provision for loan losses in 2001 totaled $1.4 million or 0.24% of average loans which was comparable with the 2001 net charge-offs of $1.5 million or 0.26% of average loans. For the year 2000, the Company recorded a provision of $2.1 million or 0.29% of average loans which exceeded the net charge-offs of $1.5 million or 0.21% of average loans. The higher provision in 2000 was needed to strengthen the reserve for the previously discussed problem commercial trucking lease which the Company worked out of in 2001. For the year 1999, the provision totaled $1.9 million

Net Charge-Offs as a Percentage of Average Loans


0.30%
0.20%
0.10%
0.00%
1997
1998
1999
2000
2001

or 0.18% of average loans compared to net charge-offs of $2.3 million or 0.21% of average loans.

Overall, the Company's allowance for loan losses provided 58.0% coverage of non-performing assets and 62.7% coverage of non-accrual loans at December 31, 2001, compared to 99.6% coverage of non-performing assets and 102.3% coverage of non-accrual loans at December 31, 2000. The decreased coverage between 2000 and 2001 was caused by the increased level of non-accrual loans which was explained in detail in the loan quality section of the MD&A. The overall balance in the allowance for loan losses at December 31, 2001 totaled $5.8 million or 0.97% of total loans which was down slightly from the allowance of $5.9 million or 1.01% of total loans at December 31, 2000.

Looking into 2002, the Company expects to receive a significant recovery of $450,000 on a loan that had been previously charged-off. The recovery amount was awarded by the court and legal documents have been executed. Approximately $350,000 of this recovery has already been received in the first quarter of 2002. However, even with this recovery, the Company still plans to increase its provision for loan losses to further strengthen its allowance for loan losses as needed in 2002. The 2002 provision should approximate $2 million and assumes a continued difficult economic climate for at least the first half of 2002. AmeriServ Financial management is unable to determine in what loan category future charge-offs and recoveries may occur.

The following schedule sets forth the allocation of the allowance for loan losses among various categories. This allocation is determined by using the consistent quarterly procedural discipline that was previously discussed. The entire allowance for loan losses is available to absorb future loan losses in any loan category.

At December 31	**2001**		2000		1999		1998		1997	
	Amount	**Percent of Loans in Each Category to Loans**	*Amount*	Percent of Loans in Each Category to Loans	*Amount*	Percent of Loans in Each Category to Loans	*Amount*	Percent of Loans in Each Category to loans	*Amount*	Percent of Loans in Each Category to Loans
	(In thousands, except percentages)									
Commercial	**$1,706**	**20.6%**	$1,390	19.8%	$ 1,991	13.9%	$ 1,379	13.1%	$ 1,670	14.4%
Commercial loans secured by real estate	**2,874**	**34.9**	1,465	32.8	2,928	37.1	2,082	32.1	2,543	30.6
Real estate-mortgage	**403**	**39.7**	390	42.7	791	43.3	1,038	47.0	414	45.9
Consumer	**596**	**4.8**	506	4.7	631	5.7	1,563	7.8	1,506	9.1
Allocation to general risk	**251**		2,185		4,009		4,663		5,980	
Total	**$5,830**		$5,936		$10,350		$10,725		$12,113	

Even though residential real estate-mortgage loans comprise 40% of the Company's total loan portfolio, only $403,000 or 6.9% of the total allowance for loan losses is allocated against this loan category. The residential real estate-mortgage loan allocation is based primarily upon the Company's five-year historical average of actual loan charge-offs experienced in that category and other qualitative factors. The disproportionately higher allocations for commercial loans and commercial loans secured by real estate reflect the increased credit risk associated with this type of lending, the Company's historical loss experience in these categories, and other qualitative factors. The Company strengthened its allocations to the commercial segments of the loan portfolio during 2001 and 2000. Factors considered by the Company that led to increased qualitative allocations to the commercial segments of the portfolio included:

Allowance for Loan Losses as a % of Loans at December 31


2.00%
1.00%
0.00%
1997
1998
1999
2000
2001

the slowing of the national and regional economies which began in the second half of 2000 and accelerated throughout 2001, the increase in concentration risk among our 25 largest borrowers compared to total loans, and the overall growth in the average size associated with these credits. Additionally, at December 31, 2001 the Company also specifically provided $821,000 for the AGI commercial lease and $220,000 for the lumber company credit. These specific allocations combined with the increased allocations for the qualitative factors mentioned above caused the decline in the portion of the reserve allocated to general risk between 2000 and 2001.

In addition to the specific and formula-driven reserve calculations, the Company has consistently established a general unallocated reserve to provide for risk inherent in the loan portfolio as a whole. Management believes that its judgment with respect to the establishment of the reserve allocated to general risk has been validated by experience and prudently reflects the model and estimation risk associated with the specific and formula driven allowances. The Company determines the unallocated reserve based on a variety of factors, some of which also are components of the formula-driven methodology. These include, without limitation, the previously mentioned qualitative factors along with general economic data, management's assessment of the direction of interest rates, and credit concentrations. In conjunction with the establishment of the general unallocated reserve, the Company also looks at the total allowance for loan losses in relation to the size of the total loan portfolio, the level of non-performing assets, and its coverage of these items as compared to peer comparable banking companies.

Based on the Company's loan loss reserves methodology and the related assessment of the inherent risk factors contained within the Company's loan portfolio, management believes that the allowance for loan losses was adequate for each of the fiscal years presented in the table above.

NON-INTEREST INCOME. . .Non-interest income for 2001 totaled $18.1 million which represented a $1.5 million increase from the actual 2000 performance and a $2.1 million increase from the pro forma 2000 results. Factors contributing to the increase between years included:

- the Company realized $1.9 million of security gains by taking advantage of the lower interest rate environment to reposition and reduce the size of its investment security portfolio during 2001. Many of the securities sold in 2001 were mortgage-backed securities that were projected to experience accelerated prepayments due to the downward movements in interest rates. The Company also liquidated the majority of its tax-exempt securities in order to help shorten the overall portfolio duration. During 2000, the Company realized $952,000 in losses on investment security sales with the proceeds used to deleverage the balance sheet and pay down borrowings due to higher short-term interest rates. When the 2001 gain is compared to the 2000 loss, this represents a net favorable change of $2.9 million on an actual basis or $2.4 million on a pro forma basis.

- a $1.4 million gain realized on the successful sale of the Company's Coalport Office to CSB Bank of Curwensville. The Company captured an 8.875% core deposit premium on the sale of approximately $15.7 million of deposits. As the only AmeriServ Financial Office in Clearfield County, the Coalport Office no longer strategically fit the new and expanding geographic footprint for AmeriServ Financial. Key elements of this new footprint include a greater retail presence in State College and a focus on union specialty branch offices.

- a $1 million decrease in gains realized on loans held for sale due primarily to the Company's exit from the wholesale mortgage production business.

- a $299,000 decrease in trust fees due largely to a decline in the market value of trust assets due to lower equity values and the loss of one larger corporate trust relationship.

- a $505,000 decrease in net mortgage servicing fees due to fewer loans serviced and increased amortization expense on mortgage servicing rights due to accelerated prepayment speeds on mortgage loans resulting from the lower interest rate environment. The following chart highlights some of the key information related to SMC's mortgage servicing (MSR) portfolio.

At December 31	2001	2000
	(In thousands, except percentages and prepayment data)	
MSR portfolio balance	$594,948	$655,403
Fair value of MSRs based upon discounted cash flow of servicing portfolio	7,828	9,969
Fair value as a percentage of MSR balance	1.32%	1.52%
PSA prepayment speed	272	216
Weighted average portfolio interest rate	7.28%	7.53%

Non-Interest Income to Total Revenue
(Adjusted historically for post-spin comparability)


40.00%
30.00%
20.00%
10.00%
0.00%
1997
1998
1999
2000
2001

A rollforward of the MSRs is as follows:

	(In thousands)
Balance as of December 31, 2000	$ 9,911
Acquisition of servicing rights	2,290
Impairment charge	(2,510)
Sale of servicing rights	(301)
Amortization of servicing rights	(1,562)
Balance as of December 31, 2001	$ 7,828

Non-interest income as a percentage of total revenue averaged 39.1% in 2001 compared to 30.7% for 2000. Excluding investment security transactions, the percentages were 36.4% in 2001 and 31.9% in 2000. To provide a longer term perspective for this comparison, the ratio of non-interest income to total revenue averaged 28.3% for the full year 1997. The continued growth and diversification of non-interest income is a key post spin-off strategic goal of AmeriServ Financial.

Non-interest income for 2000 totaled $16.6 million which represented a $7.8 million decrease from the actual 1999 performance of $24.4 million. On a pro forma basis, non-interest income for 2000 totaled $16.0 million which represented a $2.7 million decrease from the pro forma 1999 performance of $18.7 million. Factors contributing to the reduced non-interest income in 2000 included:

- a $2.9 million decrease in gains realized on loans held for sale due in part to the non-recurrence of a $1.6 million gain on the sale of the Company's credit card portfolio in 1999. The remainder of the decrease was caused by a significant drop in mortgage refinancing activity which reduced both the volume and spread on loan sales into the secondary market in 2000. The following table reflects the impact of these reductions:

	2000	1999	Difference
Mortgage loans sold	$220,000,000	$426,000,000	$(206,000,000)
Gain on mortgage loans sold	1,157,000	2,373,000	(1,216,000)
Spread earned on loans sold	53b.p	56b.p.	(3b.p.)

- the non-recurrence of a $540,000 gain recognized on the sale of a marginally profitable branch office in 1999.

- a $952,000 loss realized on the sale of $242 million of investment securities in 2000. The Company used the proceeds from the sale primarily to paydown short-term borrowings and delever its balance sheet. This balance sheet repositioning strategy helped reduce the Company's exposure to rising short-term interest rates. When compared to the $436,000 gain realized in 1999, this represents a net unfavorable change of $1.4 million.

- a $175,000 increase in trust fees to $5.1 million due to the continued profitable expansion of the trust company's business.

- a $65,000 or 8.2% increase in net mortgage servicing fees in 2000 due to reduced amortization expense on mortgage servicing rights as the higher interest rate environment caused a slowdown in mortgage prepayment speeds.

NON-INTEREST EXPENSE. . .Non-interest expense for 2001 totaled $42.5 million which represented a $9.2 million decrease from the actual 2000 performance and a $2.7 million decrease from the pro forma 2000 results. Factors contributing to the lower non-interest expense in 2001 included:

- a $3.7 million decrease in salaries and employee benefits (a $1.2 million decline on a pro forma basis) in 2001. The pro forma decline is due to 14 fewer FTE employees, reduced medical insurance premiums, and lower incentive compensation. The lower average employee base in 2001 resulted primarily from the Company's exit from the wholesale mortgage production business and fewer employees at the Parent Company after the Three Rivers Bank spin-off.

- there were $2.6 million in costs related to the Three Rivers Bank spin-off recognized in 2000 compared to none in 2001.

- a $2.2 million increase in the non-cash impairment charge for mortgage servicing rights to $2.5 million in 2001. This impairment charge reflects a reduced value for the mortgage servicing asset resulting from an increase in mortgage prepayment speeds due to the unprecedented declines in interest rates that occurred throughout 2001. The Company would be subject to additional impairment charges in 2002 if mortgage rates were to decline further.

- the Company was able to reverse in 2001 $274,000 of the $1.5 million in costs previously accrued in 2000 for the wholesale mortgage production exit that were not realized. This represents a net favorable expense change of $1.8 million between years.

The remainder of the decline in actual non-interest expense is due to Three Rivers Bank expenses being included in the first quarter of 2000 and not at all in 2001. The exit from the wholesale mortgage production business had a favorable impact on reducing several non-interest expense categories when compared to the pro forma 2000 expenses.

Non-interest expense for 2000 totaled $50.2 million which represented a $10.6 million decrease from the actual 1999 performance of $60.8 million. On a pro forma basis, non-interest expense for 2000 totaled $45.2 million which represented a $5.4 million increase from the pro forma 1999 performance of $39.8 million. Factors significantly impacting non-interest expenses in 2000 included:

- the recognition of $2.6 million in costs related to the spin-off of Three Rivers Bank to the Company's shareholders. These costs included investment banking fees, legal and accounting fees, severance and personnel costs, certain investor relations and shareholder costs, and system and facility changes.

◦ the recognition of a $1.5 million charge in the fourth quarter of 2000 to exit the wholesale mortgage production business. This charge reflected costs for employee severance, fixed asset disposal, lease termination, professional fees, and other items associated with exiting the wholesale mortgage production business. A total of 25 employees or 5.2% of the Company's total workforce were released as a result of this strategic decision. The Company's mortgage banking subsidiary, Standard Mortgage Corporation, lacked the scale necessary to profitably compete in this line of business. The exit charge was recorded in the fourth quarter of 2000 due to the December 20th receipt of a favorable supplemental private letter ruling from the IRS which ensured that the tax-free treatment of the Three Rivers Bank spin-off would not be jeopardized by this action.

◦ a $8.8 million decrease in salaries and employee benefits (a $2.0 million decline on a pro forma basis) in 2000. The pro forma decline is due to 23 fewer full-time equivalent employees (FTE) and reduced incentive compensation and pension/profit-sharing expense. The lower employee base resulted primarily from a downsizing of the mortgage banking operation(prior to the announced decision to exit wholesale mortgage production) due to reduced production volumes, fewer employees at the Parent Company, and the Company's ability to defer new hires scheduled to fill certain open positions. Salary and benefits expense was negatively impacted by $322,000 due to the severance costs associated with downsizing several divisions within the Parent Company and the nonrecurring signing bonus paid to the CEO in conjunction with his voluntary four year base salary freeze.

◦ a net unfavorable shift of $1.1 million on the Company's impairment reserve for mortgage servicing rights. In 2000, the Company recorded an impairment charge of $339,000 on mortgage serving rights compared to a benefit of $776,000 in 1999.

The remainder of the decline in actual non-interest expense is due to Three Rivers Bank expenses being included for only one quarter of 2000 compared to the full year in 1999. On a pro forma basis, equipment expense did increase due to higher technology related expenses while professional fees also increased due to higher legal and other professional fees.

INCOME TAX EXPENSE. . .The Company recognized an income tax expense of $412,000 or a 17.3% effective tax rate in 2001 compared to a benefit for income taxes of $1.5 million in 2000. During the first quarter of 2000, the Internal Revenue Service completed its examination of the Company's tax returns through the 1997 tax year. As a result of the successful conclusion of this examination, the Company was able to reduce its income tax expense by $925,000 due to the reversal of a valuation allowance and accrued income taxes. Excluding this item, the Company's tax provision for 2000 amounted to a benefit of $553,000. This benefit resulted from the fact that the Company's level of tax-free income exceeded its taxable income for the year. The Company's provision for income taxes for 1999 was $6.9 million reflecting an effective tax rate of 25.3%.

NET OVERHEAD BURDEN. . .The Company's efficiency ratio (non-interest expense divided by total revenue) averaged 89.9% in 2001 compared to a 92.8% efficiency ratio reported for 2000. The amortization of intangible assets also created a $2.7 million non-cash charge that negatively impacts the efficiency ratio. The efficiency ratio for 2001, stated on a cash basis excluding the intangible amortization, was 84.2% or approximately 6.0% lower than the reported efficiency ratio. The Company's efficiency ratio was also negatively impacted by the Three Rivers Bank spin-off as all interest costs associated with the guaranteed junior subordinated deferrable interest debentures ($2.9 million annually) remained with the Company.

Composition of 2001 Trust Assets
($ in thousands and %)


$50,816
4%
$251,865
21%
$304,990
25%
50%
$619,051
Corporate Trust
Employee Benefits
Personal Trust
Pathroad

The Company projects that its total non-interest expense will decline in 2002. This reflects the Company's focus on pursuing optimal use of the infrastructure investments made in 2001. The strategies to achieve growth and revenue targets will be executed in an efficient manner with cost control always a focal point. Consequently, the Company expects its efficiency ratio to improve in 2002.

SEGMENT RESULTS...Note #22 presents the results of the Company's key business segments and identifies their net income contribution and risk-adjusted return on equity performance. When comparing 2001 to 2000, the Trust segment again produced the highest ROE averaging 28.2% in 2001 compared to 35.2% in 2000. Trust's net income contribution of $857,000 in 2001 was down from the $1,151,000 income contribution for 2000 due to a decline in the market value of trust assets and the loss of one larger corporate trust relationship. The income contribution and ROE within retail banking increased to $5.7 million and 20.6% respectively due to increased non-interest income, lower non-interest expenses, and the gain realized on the Coalport branch sale. This represents the second consecutive year of improving profitability for the retail banking segment. Commercial Lending ROE increased from 10.5% to 12.4% due to a reduced loan loss provision and lower non-interest expense.

The Company has experienced earnings pressure in mortgage banking as that division lost $2.3 million in 2001 due to the unwinding of the unprofitable wholesale mortgage production business which amounted to approximately $250,000 and a $2.5 million impairment charge recognized on mortgage servicing rights on a pre-tax basis. The ROE in the investment/parent segment declined to (15.4%) due to reduced net interest income earned on leveraged assets in 2001 which offset the benefit of higher non-interest income resulting from investment security gains. The Three Rivers Bank spin-off also negatively impacted the investment/parent performance as all interest costs associated with the Company's guaranteed junior subordinated deferrable interest debentures remained with AmeriServ Financial while this segment lost the net interest income benefit provided from TRB's investment portfolio.

BALANCE SHEET...The Company's total consolidated assets were $1.20 billion at December 31, 2001, compared with $1.25 billion at December 31, 2000, which represents a decrease of $55 million or 4.4%. This decline in assets occurred primarily in the securities portfolio. Total investment securities decreased by $52 million as the Company took advantage of the lower interest rate environment to reposition and reduce the size of its investment security portfolio during the fourth quarter of 2001. Loans and loans held for sale totaled $599 million at December 31, 2001, which represented an increase of $9 million or 1.5% from year-end 2000. The Company enters 2002 with positive loan momentum as total loans grew by a more meaningful $29 million or 5.0% during the second half of 2001.

Total Assets at December 31
(In thousands)


$3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
1997
1998
1999
2000
2001

The Company's deposits totaled $676 million at the end of 2001, which represented an increase of $17 million or 2.6% when compared to the end of 2000. This solid growth in deposits occurred even after the sale of approximately $15 million of deposits associated with the Company's Coalport Branch in the third quarter of 2001. Factors contributing to the growth included $11 million of deposits from the Company's two new union niche offices, $4 million from the full service community office opened in State College, the acquisition of $6 million of escrow deposits from its mortgage banking operation, and increased market share within the Company's core Cambria County market. As a result of a combination of deposit growth and deleverage of the investment securities portfolio, the Company's total borrowed funds declined by $76 million or 15.2% between years.

INTEREST RATE SENSITIVITY...Asset/liability management involves managing the risks associated with changing interest rates and the resulting impact on the

Company's net interest income, net income and capital. The management and measurement of interest rate risk at AmeriServ Financial is performed by using the following tools: 1) simulation modeling which analyzes the impact of interest rate changes on net interest income, net income and capital levels over specific future time periods. The simulation modeling forecasts earnings under a variety of scenarios that incorporate changes in the absolute level of interest rates, the shape of the yield curve, prepayments and changes in the volumes and rates of various loan and deposit categories. The simulation modeling also incorporates all hedging activity as well as assumptions about reinvestment and the repricing characteristics of certain assets and liabilities without stated contractual maturities; 2) market value of portfolio equity sensitivity analysis, and 3) static GAP analysis which analyzes the extent to which interest rate sensitive assets and interest rate sensitive liabilities are matched at specific points in time. The overall interest rate risk position and strategies are reviewed by senior management and the Company's Board of Directors on an ongoing basis.

The following table presents a summary of the Company's static GAP positions at December 31, 2001:

Interest Sensitivity Period	3 Months or Less	Over 3 Months Through 6 Months	Over 6 Months Through 1 Year	Over 1 Year	Total
	(In thousands, except ratios and percentages)				
Rate sensitive assets:					
Loans	$127,467	$ 50,324	$ 80,930	$334,930	$ 593,651
Investment securities	105,444	63,369	82,143	247,670	498,626
Short term assets	660	—	—	—	660
Other assets	—	—	27,289	—	27,289
Total rate sensitive assets	$233,571	$113,693	$190,362	$582,600	$1,120,226
Rate sensitive liabilities:					
Deposits:					
Non-interest bearing deposits	$ —	$ —	$ —	$ 94,891	$ 94,891
NOW and Super NOW	—	—	—	48,776	48,776
Money market	138,247	—	—	—	138,247
Other savings	—	—	—	92,382	92,382
Certificates of deposit of $100,000 or more	11,860	12,052	2,900	3,295	30,107
Other time deposits	47,449	40,131	83,674	100,689	271,943
Total deposits	197,556	52,183	86,574	340,033	676,346
Borrowings	105,363	9	10,016	309,277	424,665
Total rate sensitive liabilities	$302,919	$ 52,192	$ 96,590	$649,310	$1,101,011
Off-balance sheet hedges	80,000	(80,000)	—	—	—
Interest sensitivity GAP:					
Interval	10,652	(18,499)	93,772	(66,710)	—
Cumulative	$ 10,652	$ (7,847)	$ 85,925	$ 19,215	$ 19,215
Period GAP ratio	1.05x	0.86x	1.97x	0.90x	
Cumulative GAP ratio	1.05	0.98	1.19	1.02	
Ratio of cumulative GAP to total assets	0.89%	(0.65)%	7.17%	1.60%	

When December 31, 2001, is compared to December 31, 2000, the Company's one year cumulative GAP ratio became more positive due to increased asset sensitivity resulting from heightened prepayment speeds on mortgage backed securities.

A portion of the Company's funding base is low cost core deposit accounts which do not have a specific maturity date. The accounts that comprise these low cost core deposits include passbook savings accounts, money market accounts, NOW accounts, and daily interest savings accounts. At December 31, 2001, the balance in these accounts totaled $279 million or 23% of total assets. Within the above static GAP table, approximately $138 million or 49% of these core deposits are assumed to be rate sensitive liabilities which reprice in one year or less; this assumption is based upon historical experience in varying interest rate environments and is reviewed annually for reasonableness.

Management places primary emphasis on simulation modeling to manage and measure interest rate risk. The Company's asset liability management policy seeks to limit net interest income variability over the first twelve months of the forecast period to +/−7.5% and net income variability to +/−20.0% based upon varied economic rate forecasts which include interest rate movements of up to 200 basis points and alterations of the shape of the yield curve. Additionally, the Company also uses market value sensitivity measures to further evaluate the balance sheet exposure to changes in interest rates. The Company monitors the trends in market value of portfolio equity sensitivity analysis on a quarterly basis.

The following table presents an analysis of the sensitivity inherent in the Company's net interest income, net income and market value of portfolio equity. The interest rate scenarios in the table compare the Company's base forecast or most likely rate scenario to scenarios which reflect ramped increases and decreases in interest rates of 200 basis points along with performance in a stagnant rate scenario with interest rates held flat at the December 31, 2001, levels. The Company's most likely rate scenario is based upon published economic consensus estimates which currently project an increasing interest rate scenario in the second half of 2002. Each rate scenario contains unique prepayment and repricing assumptions which are applied to the Company's expected balance sheet composition that was developed under the most likely interest rate scenario for the simulations and to the Company's existing balance sheet composition for market value of portfolio equity analysis.

Interest Rate Scenario	Variability of Net Interest Income	Variability of Net Income	Market Value of Portfolio Equity
Base	0%	0%	0%
Flat	1.8	(10.6)	(25.6)
200 bp increase	(4.3)	0.1	4.4
200 bp decrease	(0.3)	(24.4)	(33.1)

As indicated in the table, the maximum negative variability of the Company's net income of (24.4%) occurred in a 200 basis downward rate shock and reflects further impairment of mortgage servicing rights in a falling interest rate environment. Net income in this forecast was also negatively impacted by the Company's inability to further reduce certain core deposit costs given the historic lows of current interest rates. Finally, this sensitivity analysis is limited by the fact that it does not include all balance sheet repositioning actions the Company may take should severe movements in interest rates occur such as lengthening or shortening the duration of the securities portfolio or entering into additional hedging transactions. These actions would likely reduce the variability of each of the factors identified in the above table but the cost associated with the repositioning would most likely negatively impact net income.

Within the investment portfolio at December 31, 2001, 100% of the portfolio is classified as available for sale. The available for sale classification provides management with greater flexibility to manage the securities portfolio to better achieve overall balance sheet rate sensitivity goals and provide liquidity to fund loan growth if needed. The mark to market of the available for sale securities does inject more volatility in the book value of equity but has no impact on regulatory capital. Furthermore, it is the Company's intent to continue to diversify its loan portfolio to increase liquidity and rate

Asset Leverage Ratio


8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.0%
1997
1998
1999
2000
2001
Regulatory Minimum 5%

Tier 1 Capital As A Percentage of Risk Adjusted Assets — At December 31


14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.0%
1997
1998
1999
2000
2001
Regulatory Requirement 4.00%

sensitivity and to better manage AmeriServ Financial's long-term interest rate risk by continuing to sell newly originated fixed-rate 30-year mortgage loans.

LIQUIDITY...Financial institutions must maintain liquidity to meet day-to-day requirements of depositor and borrower customers, take advantage of market opportunities, and provide a cushion against unforeseen needs. Liquidity needs can be met by either reducing assets or increasing liabilities. Sources of asset liquidity are provided by short-term investment securities, time deposits with banks, federal funds sold, banker's acceptances, and commercial paper. These assets totaled $67 million at December 31, 2001, compared to $111 million at December 31, 2000. Maturing and repaying loans, as well as the monthly cash flow associated with mortgage-backed securities are other significant sources of asset liquidity for the Company.

Liability liquidity can be met by attracting deposits with competitive rates, using repurchase agreements, buying federal funds, or utilizing the facilities of the Federal Reserve or the Federal Home Loan Bank systems. The Company utilizes a variety of these methods of liability liquidity. At December 31, 2001, the Company's subsidiaries had approximately $55 million of unused lines of credit available under informal arrangements with correspondent banks. These lines of credit enable the Company's banking subsidiary to purchase funds for short-term needs at current market rates. Additionally, the Company's subsidiary bank is a member of the Federal Home Loan Bank which provides the opportunity to obtain intermediate to longer term advances up to approximately 80% of its investment in assets secured by one- to four-family residential real estate. This would suggest a remaining current total available Federal Home Loan Bank aggregate borrowing capacity of approximately $196 million. The Company has ample liquidity available to fund all outstanding loan commitments if they were fully drawn upon.

Liquidity can be also be analyzed by utilizing the Consolidated Statement of Cash Flows. Cash equivalents decreased by $7 million from December 31, 2000, to December 31, 2001, due primarily to $59 million of cash used by financing activities. This more than offset $38 million of cash provided by investing activities and $14 million of cash provided by operating activities. Within investing activities, cash proceeds from investment security maturities and sales exceeded new investment security purchases by $57 million. Cash advanced for new loan fundings and purchases totaled $167 million and was $5 million more than the cash received from loan principal payments and sales. Within financing activities, net short-term borrowings and Federal Home Loan Bank advances were paid down by $74 million. The Company used $8 million of cash to pay common dividends to shareholders and service the dividend on the guaranteed junior subordinated deferrable interest debentures.

CAPITAL RESOURCES...As presented in Note #23, the Company continues to be considered well-capitalized as the asset leverage ratio was 7.17% and the Tier 1 capital ratio was 13.58% at December 31, 2001. The Company currently targets an operating range of approximately 7.0%-7.50% for the asset leverage ratio because management and the Board of Directors believes that this level provides a balance between regulatory capital requirements and shareholder value needs. Note that the impact of other comprehensive income (loss) is excluded from the regulatory capital ratios. At December 31, 2001, accumulated other comprehensive income amounted to ($771,000). Additionally, the Company generated approximately $2.7 million of tangible capital in 2001 due to the amortization of intangible assets.

AmeriServ Financial focuses on providing a better than peer common dividend as a key means to enhance shareholder value. For 2001, the Company paid out in dividends 109% of its reported cash earnings per share. With a stable dividend and an expected increase in earnings in the year 2002, the Company expects that its dividend payout

Dividends Per Common Share
(Adjusted historically for post-spin comparability)


$0.40
$0.30
$0.20
1997
1998
1999
2000
2001

Common Dividend Yield
(based on dividends declared and purchase at average market price each year)


9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
1997
1998
1999
2000
2001

ratio will return to a more typical level of approximately 75% of cash earnings in 2002. The Company currently does not anticipate resuming its treasury stock repurchase program in 2002.

The Company exceeds all regulatory capital ratios for each of the periods presented. Furthermore, both the Company and its subsidiary bank are considered "well capitalized" under all applicable FDIC regulations. It is the Company's intent to maintain the FDIC "well capitalized" classification to ensure the lowest deposit insurance premium.

The Company has declared seven quarterly $0.09 Common Stock cash dividends per share since the April 1, 2000, spin-off of Three Rivers Bank. On an annualized basis assuming a $4.50 market price, this equates to an 8.0% dividend yield. The Company's Board of Directors believes that a better than peer common dividend is a key component of total shareholder return particularly for retail shareholders. The Company intends to maintain its annual common stock cash dividend at the current $0.36 per share.

FORWARD LOOKING STATEMENT...The Company's focus in 2002 will be on optimizing the numerous strategic initiatives that began after the April 1, 2000, spin-off of Three Rivers Bank and continued throughout 2001. These initiatives, while negatively impacting the Company's financial performance over the past seven quarters, were critical to position the new AmeriServ Financial with a strong foundation for longer term profitable growth, geographic expansion, and revenue diversification. Some of the important strategic accomplishments since April 1, 2000 have included: 1) the deliberate development of a unique union niche strategy to better leverage the Company's position as one of only 13 unionized banks in the country, 2) the previously discussed branch realignment which includes a greater retail presence in the demographically attractive State College market and the opening of union specialty branch offices, 3) the exit from the unprofitable wholesale mortgage production operation at Standard Mortgage Company, 4) numerous technological investments which included the introduction of new teller and platform automation systems which provide customer contact personnel with better data to more effectively serve customer needs and the development of a fully transactional internet banking web site, and 5) the required name change of the Company from USBANCORP to AmeriServ Financial which provides the Company with a name that better fits its strategic positioning as a quality focused full financial services provider and allows the Company to expand beyond its traditional west-central Pennsylvania market without violating federal trademark laws.

In light of this clear corporate focus on earnings optimization and cash flow improvement for 2002, the Company established a range of $0.36 to $0.38 for net income per share for 2002. On a cash basis, the Company projects an earnings range of $0.45 to $0.47 per share for the year 2002.

This Annual Report contains various forward-looking statements and includes assumptions concerning the Company's beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, operations, future results, and prospects, including statements that include the words may, could, should, would, believe, expect, anticipate, estimate, intend, plan or similar expressions. These forward-looking statements are based upon current expectations and are subject to risk and uncertainties. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary statement identifying important factors (some of which are beyond the Company's control) which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (i) risk resulting from the Distribution and the operation of Three Rivers Bank as a separate independent company, (ii) the effect of changing regional and national economic conditions; (iii) the effects of trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (iv) significant changes in interest rates and prepayment speeds; (v) inflation, stock and bond market, and monetary fluctuations; (vi) credit risks of commercial, real estate, consumer, and other lending activities; (vii) changes in federal and state banking and financial services laws and regulations; (viii) the presence in the Company's market area of competitors with greater financial resources than the Company; (ix) the timely development of competitive new products and services by the Company and the acceptance of those products and services by customers and regulators (when required); (x) the willingness of customers to substitute competitors' products and services for those of the Company and vice versa; (xi) changes in consumer spending and savings habits; (xii) unanticipated regulatory or judicial proceedings; and (xiii) other external developments which could materially impact the Company's operational and financial performance.

The foregoing list of important factors is not exclusive, and neither such list nor any forward-looking statement takes into account the impact that any future acquisition may have on the Company and on any such forward-looking statement.

(THIS PAGE IS INTENTIONALLY LEFT BLANK.)

Directors, General Officers, Advisory Board, Community Offices, & Shareholder Information

AmeriServ Financial, Inc.

AMERISERV FINANCIAL, Inc.

Board of Directors

J. Michael Adams, Jr.
Attorney-at-Law
McGuire Woods, LLC

Edward J. Cernic, Sr.
President & CEO,
Cernic Enterprises, Inc.

Daniel R. DeVos
President & CEO,
Concurrent Technologies Corporation

James C. Dewar
President & CEO,
Geo. C. Dewar, Inc.;
Retired President
& CEO, Dewar's
Car World

Bruce E. Duke, III, M.D.
Surgeon, Valley Surgeons, Inc.
Medical Practice

James M. Edwards, Sr.
Retired President & CEO,
WJAC, Incorporated

Orlando B. Hanselman
Chairman, President & CEO,
AmeriServ Financial, Inc. and
AmeriServ Financial Bank,
Chairman of all subsidiaries.

Kim W. Kunkle
President & CEO,
Laurel Holdings, Inc.

Margaret A. O'Malley
Attorney-at-Law
Yost & O'Malley

Rev. Christian R. Oravec
President,
St. Francis University

Mark E. Pasquerilla
Chairman, President & CEO
Crown American
Realty Trust

Howard M. Picking, III
Chairman,
The Picking Company
Retired Chairman & CEO,
Miller-Picking Corporation

Sara A. Sargent
President,
The Sargent's Group

Thomas C. Slater
Owner, President &
Director,
Slater Laboratories, Inc.
Clinical Laboratory

Robert L. Wise
Retired President and COO,
GPU Energy

General Officers

Orlando B. Hanselman
Chairman, President &
Chief Executive Officer

Jeryl L. Graham
Executive Vice President &
Chief Operating Officer

Dan L. Hummel
Senior Vice President &
Marketing Director

John E. Kubinsky
Senior Vice President
Corporate Risk &
Compliance Manager

Jeffrey A. Stopko, CPA
Senior Vice President &
Chief Financial Officer

William S. Dunkleberger, CPA
Vice President & Chief Auditor

Ray M. Fisher
Vice President &
Chief Investment Officer

Leslie N. Morgenstern
Vice President & Chief
Loan Review Officer

Betty L. Jakell
Corporate Secretary

AMERISERV FINANCIAL, INC.

AMERISERV FINANCIAL BANK

Board of Directors

J. Michael Adams, Jr.
Attorney-at-Law
McGuire Woods, LLC

Edward J. Cernic, Sr.
President & CEO
Cernic Enterprises, Inc.

Daniel R. DeVos
President & CEO,
Concurrent Technologies Corporation

James C. Dewar
President & CEO,
Geo. C. Dewar, Inc.;
Retired President
& CEO, Dewar's
Car World

Bruce E. Duke III, M.D.
Surgeon, Valley Surgeons, Inc.
Medical Practice

James M. Edwards, Sr.
Retired President & CEO,
WJAC, Incorporated

Orlando B. Hanselman
Chairman, President & CEO
AmeriServ Financial, Inc. and
AmeriServ Financial Bank,
Chairman of all subsidiaries.

Kim W. Kunkle
President & CEO,
Laurel Holdings, Inc.

Margaret A. O'Malley
Attorney-at-Law
Yost & O'Malley

Rev. Christian R. Oravec
President,
St. Francis University

Mark E. Pasquerilla
Chairman, President & CEO
Crown American
Realty Trust

Howard M. Picking, III
Chairman,
The Picking Company
Retired Chairman & CEO,
Miller-Picking Corporation

Sara A. Sargent
President,
The Sargent's Group

Thomas C. Slater
Owner, President &
Director,
Slater Laboratories, Inc.
Clinical Laboratory

Robert L. Wise
Retired President and COO,
GPU Energy

General Officers

Orlando B. Hanselman
Chairman, President &
Chief Executive Officer

Jeryl L. Graham
Executive Vice President &
Chief Operating Officer

David DeFazio
Senior Vice President,
Retail Banking

Leo J. Fronczek
Senior Vice President,
Management Information
Systems & Security Officer

Wayne A. Kessler
Senior Vice President,
Retail Sales

John E. Kubinsky
Senior Vice President,
Corporate Risk &
Compliance Manager

Douglas B. Bickmore
Vice President,
Lending/Leasing

Carolyn Concannon
Vice President & Chief
Credit Officer

Directors Emeriti

John N. Crichton
John L. Williams

Advisory Board

Orlando B. Hanselman, Chairman

Karen D. Broach
Jonna M. Contacos
David N. Crichton
Albert Hyman
George B. Kaufman
Andy Lasky
Timothy C. Leventry
Mark E. Miller
Harry Morrow
William C. Polacek
Carl R. Sax
Philip Woo, Sr., Ph.D.

AMERISERV FINANCIAL, INC.

AMERISERV TRUST AND FINANCIAL SERVICES COMPANY

Board of Directors

J. Michael Adams, Jr.
Attorney-at-Law
McGuire Woods, LLC

Edward J. Cernic, Sr.
President & CEO
Cernic Enterprises, Inc.

John N. Crichton
Retired Chairman, Concurrent
Technologies Corporation

William M. George
President, PA AFL-CIO

Orlando B. Hanselman
Chairman, President & CEO
Ameriserv Financial, Inc. and
AmeriServ Financial Bank,
Chairman of all subsidiaries.

George B. Kaufman
Attorney-at-Law

Kim W. Kunkle
President & CEO,
Laurel Holdings Company

Mark E. Miller
Director of Support Services,
Somerset Hospital

Rev. Christian R. Oravec
President,
St. Francis University

Howard M. Picking, III
President,
The Picking Company

Ronald W. Virag, CTFA
President & CEO,
AmeriServ Trust & Financial
Services Company

Robert L. Wise
Retired President and COO,
GPU Energy

General Officers

Orlando B. Hanselman
Chairman of the Board

Ronald W. Virag, CTFA
President &
Chief Executive Officer

Jeffrey A. Stopko, CPA
Treasurer

Steven M. Krawick
Senior Vice President &
Chief Investment Officer

Timothy D. McDonald
Senior Vice President,
AmeriServ Trust &
Financial Services

David L. Mordan, CPA
Senior Vice President &
Chief Operating Officer

Gerald R. Baxter, CPA, CTFA
Vice President &
Manager of Personal Trust Services

Nicholas E. Debias, Jr.
Vice President, & Manager
Retirement Plans

Michael P. Geiser
Vice President & Manager
of Trust Operations

Frank J. Lapinsky
Vice President & Portfolio
Manager — Equity
Trust Investments

Carol D. Stern, CTFA
Vice President, Personal Trust

William S. Townsend
Vice President & Portfolio
Manager — Fixed Income
Trust Investments

Director Emeritus

James F. O'Malley, Esq.
Senior Lawyer,
Yost & O'Malley
Attorneys-at-Law

Trust Company Offices

Main and Franklin Streets
AmeriServ Financial Bank Building
P.O. Box 520
Johnstown, Pennsylvania
15907-0520

AMERISERV ASSOCIATES, Inc.

General Officers

Orlando B. Hanselman
Chairman of the Board

Ray M. Fisher
President &
Chief Executive Officer

Wendy L. Rager
Vice President &
Chief Operating Officer

AmeriServ Associates, Inc., Office

120 Regent Court, Suite 102
State College, PA 16801-7966

STANDARD MORTGAGE CORPORATION

General Officers

Orlando B. Hanselman
Chairman of the Board

Kelly Byers
President & CEO

Dorothy Cantrell
Vice President &
Servicing Manager

Standard Mortgage Corporation Office

5775 Peachtree-Dunwoody Road
Atlanta, GA 30342

AMERISERV FINANCIAL, INC.

AMERISERV FINANCIAL BANK OFFICE LOCATIONS

* Main Office Downtown
216 Franklin Street
P.O. Box 520
Johnstown, PA 15907-0520
1-800-837-BANK(2265)

+* Westmont Office
110 Plaza Drive
Johnstown, PA 15905-1286

+* University Heights Office
1404 Eisenhower Boulevard
Johnstown, PA 15904-3280

* East Hills Office
1219 Scalp Avenue
Johnstown, PA 15904-3182

* Eighth Ward Office
1059 Franklin Street
Johnstown, PA 15905-4303

* West End Office
163 Fairfield Avenue
Johnstown, PA 15906-2392

* Carrolltown Office
101 Main Street
Carrolltown, PA 15722-0507

* Northern Cambria Office
4206 Crawford Avenue Suite 1
Northern Cambria, PA
15714-1342

* Ebensburg Office
104 S. Center Street
Ebensburg, PA 15931-0209

+* Lovell Park Office
179 Lovell Avenue
Ebensburg, PA 15931-0418

Nanty Glo Office
928 Roberts Street
Nanty Glo, PA 15943-1303

Nanty Glo Drive-In
1383 Shoemaker Street
Nanty Glo, PA 15943-1255

+* Galleria Mall Office
500 Galleria Drive Suite 100
Johnstown, PA 15904-8911

* St. Michael Office
900 Locust Street
St. Michael, PA 15951-9998

* Seward Office
#1, Roadway Plaza
Seward, PA 15954-9501

* Windber Office
1501 Somerset Avenue
Windber, PA 15963-1745

Central City Office
104 Sunshine Avenue
Central City, PA 15926-1129

+* Somerset Office
108 W. Main Street
Somerset, PA 15501-2035

* Derry Office
112 South Chestnut Street
Derry, PA 15627-1938

+* South Atherton Office
734 South Atherton Street
State College, PA 16801-4628

* Harrisburg Office
231 State Street
Harrisburg, PA 17101-1110

* Pittsburgh Office
60 Boulevard of the Allies
Suite 100
Pittsburgh, PA 15222-1241

* AmeriServ Leasing
Williamsburg Place Office Building
244 Center Road, Suite 304-201
Monroeville, PA 15146-1710

* Greensburg Branch Office
Oakley Park II, Route 30 East
Greensburg, PA 15601-9560

* = 24-Hour ATM Banking Available
\+ = Seven Day a Week Banking Available

REMOTE ATM BANKING LOCATIONS

Main Office, Main & Franklin Streets, Johnstown
Lee Hospital, Main Street, Johnstown
The Galleria, Johnstown
Johnstown Cambria County Airport
6-2-Go Shop, Nanty Glo
Gogas Service Station, Cairnbrook

AMERISERV MORTGAGE COMPANY LOCATIONS

Greensburg Office
Oakley Park II, Route 30 East
Greensburg, PA 15601-9560

Mt. Nittany Mortgage Company
2300 South Atherton Street
State College, PA 16801-7613

Altoona Office
87 Logan Boulevard
Altoona, PA 16602-3123

AMERISERV FINANCIAL, INC.

SHAREHOLDER INFORMATION
SECURITIES MARKETS

AmeriServ Financial, Inc. Common Stock is publicly traded and quoted on the NASDAQ National Market System. The common stock is traded under the symbol of "ASRV." The listed market makers for the stock are:

Herzog, Heine, Geduld, Inc.
525 Washington Boulevard
Jersey City, NJ 07310
Telephone: (212) 908-4156

Legg Mason Wood Walker, Inc.
969 Eisenhower Boulevard
Oak Ridge East
Johnstown, PA 15904
Telephone: (814) 266-7900

F. J. Morrissey & Co., Inc.
1700 Market Street
Suite 1420
Philadelphia, PA 19103-3913
Telephone: (215) 563-8500

Keefe Bruyette & Woods, Inc.
787 Seventh Avenue
4th Floor
New York, NY 10019
Telephone: (800) 966-1559

CIBC World Markets
425 Lexington Avenue
New York, NY 10017
Telephone: (212) 667-7000

Parker/Hunter, Inc.
416 Main Street
Johnstown, PA 15901
Telephone: (814) 535-8403

Sandler O'Neill & Partners, L.P.
919 Third Avenue
6th Floor
New York, NY 10022
Telephone: (800) 635-6860

Weeden & Co. L.P.
145 Mason Street
Greenwich, CT 06830
Telephone: (203) 861-7600

CORPORATE OFFICES

The corporate offices of AmeriServ Financial, Inc. are located at 216 Franklin Street, Johnstown, PA 15901. Mailing address:

P.O. Box 430
Johnstown, PA 15907-0430
(814) 533-5300

AGENTS

The transfer agent and registrar for AmeriServ Financial, Inc.'s common stock is:

Fleet National Bank
c/o EquiServe
150 Royall Street
Canton, MA 02021
Investor Relations Number: 1-800-730-4001
Internet Address: http://www.EquiServe.com

SHAREHOLDER DATA

As of January 31, 2001, there were 5,013 shareholders of common stock and 13,681,441 shares outstanding. Of the total shares outstanding, approximately 808,116 or 6% are held by insiders (directors and executive officers) while approximately 3,672,245 or 27% are held by institutional investors (mutual funds, employee benefit plans, etc.).

DIVIDEND REINVESTMENT

Shareholders seeking information about AmeriServ Financial, Inc.'s dividend reinvestment plan should contact Betty L. Jakell, Executive Office, at (814) 533-5158

INFORMATION

Analysts, investors, shareholders, and others seeking financial data about AmeriServ Financial, Inc. or any of its subsidiaries annual and quarterly reports, proxy statements, 10-K, 10-Q, 8-K, and call reports — are asked to contact Jeffrey A. Stopko, Senior Vice President & Chief Financial Officer at (814) 533-5310 or by e-mail at JStopko@AMERISERVFINANCIAL.com.

AMERISERV

FINANCIAL, INC.

JOHNSTOWN, PENNSYLVANIA